                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                   SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                                       OR
                  12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                       WALL STREET STRATEGIES CORPORATION
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                                 ---------------

                    NEVADA                               13-4100704
                    ------                       -------------------------
        (STATE OR OTHER JURISDICTION OF       (IRS EMPLOYER IDENTIFICATION NO.)
        INCORPORATION OR ORGANIZATION)

              130 WILLIAM STREET
                   SUITE 401
                 NEW YORK, NY                                  10038
                 ------------                                  -----
    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                (ZIP CODE)

                                 (212) 514-9500
                ------------------------------------------------
                (ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                                 ---------------

           SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

                                      NONE
                                 --------------

           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                     ---------------------------------------
                                (TITLE OF CLASS)

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                                TABLE OF CONTENTS

ITEM                                                                        PAGE
----                                                                        ----

Introduction...............................................................
Forward Looking Statements.................................................

                                     Part I

Item 1.  Description of Business...........................................
         History...........................................................
         Business Overview.................................................
         Products and Services.............................................
         Distribution of Products..........................................
         Competition.......................................................
         Dependence on Major Customers.....................................
         Intellectual Property.............................................
         Governmental Regulations..........................................
         Employees.........................................................

Item 2.  Management's Discussion and Analysis..............................
Item 3.  Description of Property...........................................
Item 4.  Security Ownership of Certain Beneficial Owners and Management....
Item 5.  Directors and Executive Officers..................................
Item 6.  Executive and Director's Compensation.............................
Item 7.  Certain Relationships and Related Party Transactions..............
Item 8.  Description of Securities.........................................

                                     Part II

Item 1.  Market Price of and Dividends on Registrant's Common Equity
         and Other Shareholder Matters.....................................
Item 2.  Legal Proceedings.................................................
Item 3.  Changes in and Disagreements with Accountants.....................
Item 4.  Recent Sales of Unregistered Securities...........................
Item 5.  Indemnification of Directors and Officers.........................

                                    Part F/S

Financial Statements.......................................................

                                    Part III

Index to Exhibits..........................................................

                                       2

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                                  INTRODUCTION

            This is a Registration Statement on Form 10-SB relating to the common stock, par value $0.001 per share (the "Common Stock"), of Wall Street Strategies Corporation, a Nevada corporation ("WSSC"). WSSC has voluntarily filed this Registration Statement in order to register the Common Stock under
Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), so as to permit the Common Stock to continue to trade on the OTC Electronic Bulletin Board. The Registration Statement contains the information required by Alternative 3 of Form 10-SB. The Common Stock has traded on the OTC Electronic Bulletin Board under the symbol "VEMP" since August 20, 1999 and, since September 25, 1999, under the symbol "WSST". On February 9, 2000, the closing bid price for the Common Stock was $14.625 per share.

                           FORWARD-LOOKING STATEMENTS

            The following statements are or may constitute forward-looking statements:

            1. statements set forth in this Registration Statement, including possible or assumed future results of operations, WSSC's expectations concerning its future profitability, WSSC's ability to generate positive cash flows in the future, and WSSC's ability to expand its operations;

            2. any statements preceded by, followed by or that include the words "believes," "expects," "predicts," "anticipates," "intends," "estimates," "should," "may" or similar expressions; and

            3. other statements contained or incorporated by reference in this Registration Statement regarding matters that are not historical facts.

            Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such factors include:

            - general economic and business conditions;

            - technology changes;

            - competition;

            - changes in business strategy or development plans;

            - the ability to attract and retain qualified management and staff; and

            - liability and other claims which might be asserted against WSSC.

            Such statements speak only as of the date that they were made, and undue reliance should not be placed on such statements. WSSC's independent public accountant has not examined or compiled the forward-looking statements and, accordingly, does not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that WSSC may issue in the future. WSSC does not undertake any obligation to release publicly any revisions to such forward-looking statements after the effective date of this Registration Statement.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

HISTORY

            WSSC, a Nevada corporation formed under the name Vacation Emporium Corporation on April 2, 1999, is the surviving entity in a merger with its then corporate parent, The Vacation Emporium International, Inc., a Colorado corporation formed under the name Rising Sun Capital, Ltd. ("VEI-Colorado") on May 12, 1988. The background to the merger and related transactions is as follows:

            VEI-Colorado commenced commercial operations on June 12, 1998, when, through a wholly owned subsidiary, Vacation Emporium Marketing, Inc., a Colorado corporation formed in April 1998 ("VEM"), it acquired all of the membership interests of The Vacation Emporium LLC, a Colorado limited liability company ("VECO"), and The Vacation Emporium Tennessee, LLC, a Tennessee limited liability company ("VET"). The acquisition was effected by means of a merger (the "1998 Merger") of VECO and VET with and into VEM, as a result of which all of the assets, liabilities and operations of VECO and VET were acquired by VEM and the separate existence of VECO and VET ceased. Thereafter, VEI-Colorado, through VEM, engaged in the business of marketing and selling vacation ownership interests, commonly known as timeshares, at resort properties in Hawaii and elsewhere in the United States.

            In connection with the 1998 Merger, VEI-Colorado issued an aggregate of 6,000,000 shares of its common stock to the former member-owners of VECO and VET (the "1998 Merger Group"). Also in conjunction with the 1998 Merger, an existing shareholder of VEI-Colorado voluntarily canceled a total of 7,500,000 shares of common stock and VEI-Colorado raised a total of $550,000 from the sale of 550,000 shares of its common stock in reliance upon Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"). These funds were advanced to VEM and carried on the books of VEI-Colorado as a loan to VEM. Upon completion of the 1998 Merger and related transactions, 9,050,000 common shares of VEI-Colorado were issued and outstanding.

            Effective March 31, 1999, the 1998 Merger was unwound pursuant to an Unwinding and Stock Exchange Agreement among VEI-Colorado, VEM and the 1998 Merger Group. Pursuant to the Unwinding and Stock Exchange Agreement, VEI-Colorado canceled all of the shares issued in the 1998 Merger, reducing the number of issued and outstanding shares to 3,050,000, and in exchange for the cancellation of the merger shares, transferred ownership of VEM to the 1998 Merger Group. In connection with such unwinding, VEI-Colorado forgave and wrote off its $550,000 advance to VEM.

            Following the unwinding of the 1998 Merger on March 31, 1999, VEI-Colorado did not engage in business of any kind, other than to seek investment opportunities, including a possible acquisition of a business by means of a business combination with a privately held company interested in becoming publicly traded through such a business combination.

            On June 4, 1999, VEI-Colorado sold 4,000,000 shares of its common stock to Ian Rice ("Rice") for an aggregate purchase price of $20,000 ($.0025 per share purchased). The shares issued to Rice represented approximately 57% of the then issued and outstanding shares of VEI-Colorado and, accordingly, Rice was thereafter able to exercise control over VEI-Colorado. On June 18, 1999, John D. Brasher, Jr., resigned as the sole director of VEI-Colorado, and Rice was elected the sole director of VEI-Colorado. Following completion of such change of control, VEI-Colorado continued its efforts to seek investment opportunities, including business combinations.

            On June 21, 1999, VEI-Colorado merged (the "1999 Merger") with and into its wholly-owned subsidiary, WSSC, for the purpose of effecting the reincorporation of VEI-Colorado as a Nevada corporation. In the 1999 Merger, WSSC issued to shareholders of VEI-Colorado two (2) common shares for each share of common stock in VEI-Colorado owned by them immediately prior to the 1999 Merger.

            All references below to the "Company" include WSSC and VEI-Colorado.

            On July 30, 1999, the Company entered into an Agreement and Plan of Share Exchange ("Share Exchange Agreement") with Charles V. Payne ("Payne"), the sole shareholder of Wall Street Strategies, Inc. ("WSSI"), a Delaware corporation engaged in providing investment research and information services for individual and institutional investors and financial professionals. Pursuant to the Share Exchange Agreement, the Company agreed to purchase from Payne all of the issued and outstanding shares of common stock of WSSI, thus making WSSI a wholly-owned subsidiary of the Company, in exchange for the issuance to Payne of shares of Common Stock which, after giving effect to certain other issuances and cancellations of Common Stock contemplated by the Share Exchange Agreement, would represent approximately 53.84% of the total issued and outstanding shares of Common Stock.

            On July 30, 1999, in contemplation of the possible transaction with Payne for the purchase of WSSI in accordance with the Share Exchange Agreement, the Company entered into Subscription and Rights Agreements with ten individuals pursuant to which such individuals purchased an aggregate of 1,258,205 shares of Common Stock for a purchase price of $.0025 per share.

            Eight of the ten individuals, purchasing an aggregate of 380,000 shares of Common Stock, were, as of such date, existing employees of WSSI. Each of such individuals has continued as employees at will of WSSI subsequent to the completion of the Company's acquisition of WSSI. The shares purchased by such individuals are subject to repurchase by the Company in declining increments over a two year period (the "Escrow Period"), at the same purchase price of $.0025 per share, if the individuals' employment is terminated other than by reason of death or disability. The shares purchased by the individuals were placed into escrow to be released therefrom (and from the Company's corresponding repurchase right) in eight equal quarter annual installments over the course of the Escrow Period.

            A ninth individual, David McCallen ("McCallen"), entered into a Subscription and Rights Agreement with the Company on July 30, 1999, pursuant to which McCallen purchased 526,923 shares of Common Stock. Simultaneously therewith, McCallen entered into a two year Employment Agreement with the Company which employment commenced on September 23, 1999, the date of the closing of the Company's acquisition of WSSI. Pursuant to the Employment Agreement, McCallen serves as Executive Vice President of the Company.

            In his Subscription and Rights Agreement, McCallen granted to the Company the right to repurchase such shares, in declining increments, during the two year period commencing on the date of the closing of the Company's acquisition of WSSI (the "McCallen Escrow Period"), at the same purchase price of $.0025 per share, if McCallen's employment by the Company is terminated for cause. The shares purchased by McCallen were placed into escrow to be released therefrom (and from the Company's corresponding repurchase right) during the McCallen Escrow Period. One-third of McCallen's shares were released from escrow on September 23, 1999, one-third will be released on March 23, 2000, and the balance will be released in five equal quarter annual increments over the remainder of the McCallen Escrow Period.

            Simultaneously with the execution of his Employment Agreement, and in accordance with the terms thereof, the Company granted to McCallen an option under the Company's 1996 Compensatory Stock Option Plan (the "Plan") to acquire 351,282 shares of Common Stock at an exercise price equal to the closing bid price for common shares as quoted on the OTC Electronic Bulletin Board on the first day after the date of grant on which the common shares traded (i.e., $3.50 per share). The options vest in six equal quarter annual increments over an 18 month period commencing on the date, if any, on which certain specified events occur, provided McCallen's employment by the Company has not been terminated for cause.

            The tenth individual, Shawn D. Baldwin ("Baldwin"), entered into a Subscription and Rights Agreement with the Company on July 30, 1999, pursuant to which Baldwin purchased 351,282 shares of Common Stock. Simultaneously therewith, Baldwin entered into a three year Employment Agreement with the Company which commenced on October 1, 1999. Pursuant to the Employment Agreement, Baldwin serves as Chief Operating Officer of the Company.

            In his Subscription and Rights Agreement, Baldwin granted to the Company the right to repurchase up to 263,461 of the shares subscribed for (the "Baldwin Escrow Shares"), at the same purchase price of $.0025 per share, if Baldwin's employment by the Company is terminated for cause. The Baldwin Escrow Shares were placed into escrow and 87,820 of such shares were released therefrom as of October 28, 1999, and the balance of the shares subscribed for will be released from escrow on April 7, 2000.

            Simultaneously with the execution of his Employment Agreement, and in accordance with the terms thereof, the Company granted to Baldwin an option under the Plan to acquire 526,923 shares of Common Stock at an exercise price per share equal to the closing bid price for common shares as quoted on the OTC Electronic Bulletin Board on the first day after the date of grant on which the common shares traded (i.e., $3.50). The option vests in nine equal quarter annual increments commencing nine months after the commencement date of Baldwin's employment by the Company pursuant to his Employment Agreement (July 1, 2000).

            The ten individuals referred to above also entered into a voting agreement with Payne dated July 30, 1999, conditioned on the closing of the Company's acquisition of WSSI, pursuant to which, among other matters, the individuals agreed to vote their shares of Common Stock to elect Payne and his designees as directors of the Company for so long as Payne beneficially owns at least 10% of the voting shares of capital stock of the Company.

            On August 9, 1999, Stephen Gross, David McCallen and Gerald Turner were elected to the Board of Directors of the Company.

            On September 23, 1999, the Company completed the purchase from Payne of all of the issued and outstanding shares of common stock of WSSI in accordance with the terms of the Share Exchange Agreement. In connection with the closing of the Company's acquisition of WSSI, (i) an aggregate of 7,850,000 shares of the outstanding Common Stock owned by Rice were canceled, (ii) the Company completed the sale to accredited investors, pursuant to Rule 506 of Regulation D under the Securities Act, of an aggregate of 600,000 shares of Common Stock for aggregate proceeds of $3,000,000, (iii) the Company and Payne entered into an employment agreement, (iv) certain parties, including the Company and Rice, entered into a Voting Agreement dated September 23, 1999 (the "Voting Agreement") with respect to certain shares of Common Stock, and (v) Payne became a director of the Company. The Company changed its name from Vacation Emporium Corporation to Wall Street Strategies Corporation on September 24, 1999.

            WSSI was incorporated in the State of Delaware on September 18, 1991. Except in connection with its acquisition by the Company as described above, WSSI has not been subject to or involved with any material classification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of business. Neither the Company nor WSSI has been involved in any bankruptcy, receivership or similar proceeding.

            All references below to the "Company" include (in addition to WSSC and VEI-Colorado) WSSI, except as otherwise indicated or where the context otherwise requires.

BUSINESS OVERVIEW

            The Company, through its WSSI subsidiary, is a leading provider of investment research and information services for individual and institutional investors and financial professionals, including brokerage firms and their clients, investment banks and their clients, and mutual fund and portfolio managers. WSSI, which was founded in 1991, historically has delivered its products, including financial and market information, analysis, advice and commentary, to paying subscribers through a variety of media including phone, fax, e-mail, audio recordings, newsletters and traditional mail.

            The Company currently has approximately 2,700 active subscribers, consisting primarily of financial professionals. Subscription fees paid by such subscribers for one or more

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of the Company's products or services, presently constitute the Company's sole source of revenue. During the second calendar quarter of 1999, WSSI adopted a business strategy designed to increase the total number of its subscribers, including significant numbers of individual investors, and to increase and diversify its revenue sources. To those ends, the Company has announced a number of initiatives, including the creation, launch and marketing of its website and the establishment of strategic distribution relationships through which the Company will reach both institutional and individual investors. The website, the first phase of which became operational during January 2000 and subsequent phases of which will be introduced during the first half of 2000, will offer the Company's own proprietary content, including financial information and analysis, as well as access to other financial information and services in a real-time, interactive medium. The Company expects to use the website to build brand awareness, attract paying subscribers for its products, and generate advertising revenue.

PRODUCTS AND SERVICES

            Since 1991, WSSI has provided independent research, analysis, news and information, advice and commentary concerning investments and financial markets to the investment community. This information is packaged in a range of products tailored to the needs of particular types of investors and financial professionals. The products are priced at different levels and subscribers pay subscription fees on a monthly, quarterly or annual basis. See "Existing Products and Services" below. Such fees have historically represented the Company's sole source of revenues. The Company currently delivers its products to subscribers through a variety of media including phone, fax, e-mail, audio recordings, newsletters and traditional mail.

            The Company currently has approximately 2,700 active subscribers for one or more of the products offered. Historically, the Company has marketed its products to institutional investors and financial professionals, including mutual funds managers, portfolio managers and brokers. Such persons have represented the bulk of the Company's subscribers. The Company intends to continue to market its products to such persons and to increase the number of such persons subscribing for the Company's products. However, the Company has also attracted individual investors as subscribers and has adopted a business strategy designed, among other things, to attract significant numbers of individual investors as new subscribers. In addition, the Company's strategy emphasizes the creation, launch and marketing of, and attraction of substantial numbers of visitors and registered users to its website.

            In recent years, there has been substantial growth in the individual ownership of equity and fixed income securities worldwide. According to the Investment Company Institute ("the Institute"), total financial assets of U.S. households were more than $21 trillion at the end of 1995, and in 1997, U.S. households made $549 billion worth of net purchases of financial assets. The Institute further reports that 44 million U.S. households held invested assets in 1997.

            The Company believes that various factors have contributed to the growth in financial assets, including organization of increased numbers of mutual funds, increased investment into mutual funds, the allocation by households of more assets to equity investments, sustained high returns in the equity markets over a number of years, and lower trading costs as a

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result of regulatory changes and improved technologies. The proliferation in equity ownership and associated trading activity has created a need for more investment research and market information on the part of individual investors who seek higher returns on their portfolios.

            The Company believes that the World Wide Web (the "web") has rapidly established itself as an effective means for investors to manage their portfolios, research investments and trade securities. At the same time, individuals have been taking greater control of their investments by directly researching their investments, tracking their portfolios, purchasing no-load mutual funds and playing a more proactive role in their relationships with financial advisors. The web has facilitated these behavioral shifts by providing individual investors with easy access to information that was once generally available only to investment professionals, such as timely market news, intra-day and historical quotes, charts, Securities and Exchange Commission ("SEC") filings and analysts' earnings estimates.

            The Company believes that these trends evidence a fundamental change in the way many individual investors manage their financial assets. As individual investors seek to independently manage their financial assets, the demand for independent financial analysis and research, including SEC filings, business and financial news, stock quotes, stock price graphs and annual reports, has grown. Such analysis and research represent key tools used by individual and institutional investors in deciding whether to invest in a company or industry and when to buy and sell a particular security.

            The Company believes that by combining its existing products and services with financial news and information and employing the interactive qualities of the Internet to create a leading branded financial web site, it can capitalize on the increased demand among individual investors for financial analysis and research and attract such investors as new subscribers. For this reason, as part of the business strategy adopted by WSSI in the second calendar quarter of 1999, the Company launched the first phase of its website during January 2000.

Existing Products and Services

            Charles Payne, the Company's Chief Executive Officer and principal analyst works with the Company's staff of six additional professional analysts and researchers to produce commentary, analysis and stock selections on a daily basis which provide the content for the Company's products. Mr. Payne edits all product content and is the Company's featured personality and spokesman, appearing regularly on television and radio and speaking regularly at financial seminars and other events and engagements.

            The Company currently offers subscribers a range of products incorporating the Company's financial and market research, analysis, advice and commentary, tailored to the needs and interests of investors and financial professionals with various investment objectives. These products include:

      First Alert

            First Alert is a research service focusing specifically on equity securities and issued to subscribers four times each trading day. Each First Alert report consists of a stock selection with information on the stock's current price, trading targets - both immediate and longer term - and, generally, a recommended stop loss. Reports also include a brief synopsis of the reasons for the Company's stock selection and the basis for the Company's belief that the selected stock is likely to increase in value. The Company believes that First Alert generally appeals to active traders holding equity investments on a short-term (i.e. one hour to one month) basis.

      Hotline

            Hotline provides subscribers with overall market commentary combined with a stock selection. The commentary portion consists of an overall review of the current market environment as well as an analysis of events that may impact the day's trading session, such as economic data, earnings reports, and rumors. The stock selection portion usually consists of a single stock pick the Company believes may outperform the broader market. The Company believes that Hotline generally appeals to investors holding equity investments for an intermediate to longer-term (i.e. thirty days to six months) period. Subscribers receive the report twice each trading day.

      Newsletter

            The Newsletter is a monthly publication addressing equity securities. Each issue of the Newsletter generally contains market commentary and two or three specific selections of stocks the Company believes may be undervalued and/or undiscovered and may outperform the broader market over the period held. The Newsletter, which, the Company believes, generally appeals to longer-term investors (i.e. more than three months), is designed to identify investment opportunities WSSI believes may be overlooked by traditional brokerage research and the general media.

      Storyline

            The Storyline is a daily publication reporting and assessing rumors and takeover speculation gathered by WSSI's analysts from their network of market contacts and professionals. The Storyline seeks to provide subscribers with trading guidance and insight with respect to existing rumors and takeover speculation.

wstreet.com--The Company's Web Site

            The Company's business strategy is designed, among other things, to increase the total number of subscribers to the Company's products, by attracting additional institutional subscribers and financial professionals, as well as a significant number of individual investors. The Company's website, wstreet.com (the "Site"), the first phase of which was launched in January 2000, is designed to be a leading and comprehensive financial news and information

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destination for institutional and individual investors and financial professionals, enabling the Company to build its subscriber base, draw substantial numbers of registered users and visitors to Site areas available to them, and attract advertisers. Through the Site, the Company will deliver its products to subscribers in a real-time, interactive medium, making the products more readily, immediately and efficiently accessible than through the Company's historical delivery methods. The Company will use the Site to combine its traditional products, available to subscribers paying for access to product areas, with access to additional financial news and information, stock quotes, community features such as message boards, investment and analytical tools and other features.

            The Company will offer subscribers to its First Alert, Hotline, Storyline and Newsletter products the option to receive such products via the Site. In addition to the Company's traditional products, the Site will offer the following:

      Community Features

            The Site will include interactive features designed to attract traffic to the Site and build community among users and subscribers. Such features will include message boards available for use by users and divided by topic, and question and answer forums conducted after the close of trading sessions.

      Investment Tools

            The Site will include a variety of interactive investment tools provided by or in conjunction with Standard & Poor's including real time and delayed stock quotes, portfolio watch lists, charts, news headlines, news stories, company profile overviews, company profile vital statistics, market statistics, market commentary, mutual fund profiles and a learning center (including a glossary).

      Third Party Investment Research

            The Company has entered into a co-branding agreement with Zacks Investment Research ("Zacks") which will enable the Site to include investment research and information prepared by Zacks. Similarly, material prepared by the Company will be offered on Zacks' website.

      Site Area Access

            Specific Site areas and features will be accessible to the public at different levels.

            All visitors to the Site will have access to certain basic Site areas and features including general information concerning the Company and its products. Visitors will have the option of becoming "registered users" by completing a simple registration process. Registered users will provide the Company with certain basic demographic information about themselves, their investment interests, histories and goals, thus enabling the Company to promote to such registered users the products most likely to be of interest to them. The demographic information

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is not sold or distributed to any third party. Registered users will have access to twice daily market commentaries as well as certain community features and investment tools, including delayed stock quotes and the Company's proprietary portfolio tracking tools.

            Paid subscribers to one or more of the Company's products will have access via the Site to the products purchased, as well as to most Site areas, features and investment tools including real time stock quotes and all Standard & Poor's features. Subscribers will enter into a Subscriber Agreement with the Company and will be charged for the products on a monthly, quarterly or annual basis. The Company may, from time to time, make certain products and features available to subscribers on a discounted basis or pursuant to introductory offers.

      Website Status

            In January 2000, the Company launched the initial phase of the Site; in the initial phase, certain descriptive information concerning the Company and its products is available to all visitors, with the Company's First Alert, Hotline, Newsletter and Storyline products available to paid subscribers.

Contemplated Products and Services

            The Company expects to add additional products, features and Site areas on an on-going basis.

            As soon as practicable following the filing of this Registration Statement, WSSI intends to submit to the SEC an application for registration as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"). WSSI will seek to become a registered investment adviser to enable it to provide certain individualized products and services to subscribers for which registration as an investment adviser is required. Additional products and services which WSSI expects to offer to subscribers upon and subject to approval of its application include the following:

      Institutional Service

            WSSI's "Institutional Service" would provide more comprehensive and customized information to subscribers, offering greater insight and analysis than that available through other WSSI products. WSSI believes that institutional investors (generally, those investors with more than three years of trading experience and investments of more than $250,000 in the equity markets) would be the audience most interested in this service. Many such qualified investors would be subscribers to other Company products who desire more intensive service.

      Portfolio Tracking

            Upon completion of the investment adviser registration process, WSSI would also offer subscribers paying for the service the opportunity to notify WSSI immediately and on an ongoing basis of their holdings and transactions. WSSI will enter the information provided into

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its database and track subscribers' portfolios on an ongoing basis. By monitoring participating subscribers' portfolios, WSSI will be in a position to provide subscribers with subsequent updates and information as well as its latest opinions on the positions taken.

            By operation of regulations promulgated by the SEC, the application for registration as an investment adviser is deemed to be effective 45 days from its submission. In the event, however, that the staff of the SEC seeks additional information or has comments on the application, the approval of the application could be delayed or denied. WSSI intends to diligently pursue registration as an investment adviser and to commence offering additional products and services upon approval of its registration application.

DISTRIBUTION OF PRODUCTS

            Since its inception in 1991, WSSI has maintained an internal direct sales department for the marketing and sale of its products. As of January 31, 2000, WSSI's sales and marketing staff numbered 14 persons. The sales and marketing force, which is compensated based on subscriptions sold, develops sales presentations and demonstrations for potential subscribers and manages the Company's entire marketing and sales effort. In addition, the Company uses a variety of other means to promote its products and the Wall Street Strategies brand. Charles Payne, the Company's Chief Executive Officer and principal analyst, is also the Company's featured personality and spokesman, regularly appearing on and promoting the Company through a variety of media outlets, including television, radio, newspapers and magazines. Mr. Payne also speaks at trade shows, conferences and seminars on a regular basis.

            The Company expects to continue these marketing activities while also undertaking new promotional initiatives in conjunction with the launch of the website and the efforts to attract additional subscribers including significant numbers of individual investors. In particular, the Company plans to conduct advertising and direct mail campaigns, establish strategic distribution relationships and syndicate its content to other sites and outlets. Furthermore, while the Company has, historically, directed its products primarily to United States investors, the Company believes there may be a substantial market for its products in Europe and expects to expand its marketing and distribution efforts to European investors during calendar year 2000.

      Advertising and Direct Mail

            In connection with the launch and marketing of the Site, the Company anticipates conducting a multi-faceted advertising campaign in print as well as electronic media. The Company also expects to conduct direct mail marketing initiatives targeting groups likely to be interested in the Company's products. The precise strategy and budget for such campaigns are expected to be determined during the first half of 2000.

      Strategic Distribution Relationships and Content Syndication

            The Company intends to develop strategic relationships with third parties for the distribution of the Company's products and services and for the syndication and co-branded publication of portions of the content produced by the Company. Strategic distribution relationships will provide the Company with access to targeted groups of potential subscribers who are currently customers or clients of third parties; revenue generated by sales of the Company's products to such persons will be shared with third party distributors. Content syndication will create targeted exposure of WSSI's name and content, driving additional traffic to the Site. All such relationships are designed to promote and brand WSSI and its products to particular audiences and to enable the Company to offer its products and services on a targeted basis to persons likely to be interested in such products and services.

            To date, the Company has entered into strategic relationships with Data Broadcasting Communications Corporation and Zacks Investment Research.

COMPETITION

            The Company competes with a substantial number of providers of financial news and information, market analysis and stock selections for the attention of subscribers and advertisers. The growth in consumer demand for such content has been accompanied by enormous growth in the availability of such content and the number and types of sources for such content. Among the sources of competition are:

            o Online services or websites focused on business, finance and investing, such as CBS MarketWatch.com, The Wall Street Journal Interactive Edition, CNNfn and The Street.com.

            o Publishers and distributors of traditional media, including print, radio and television, such as The Wall Street Journal, Investors' Daily, Barrons, Fortune, CNN and CNBC.

            o Providers of terminal-based financial news and data, such as Bloomberg Business News, Reuters News Service, Dow Jones Markets and Bridge News Service.

            o Web "portal" companies such as Yahoo!, MSN and America Online.

            o Online brokerage firms which provide financial and investment news and information, such as Charles Schwab and E*TRADE.

            o Online market analysis and stock analysis and selection companies such as Clear Station, Polar Trading and Pristine Trading.

            The market for the electronic distribution of investment research and related services is intensely competitive and this competition is expected to continue to increase. The Company seeks to differentiate itself from its competitors based on numerous factors including ease of delivery of products and use of the Site, performance, price, reliability, customer service and support, and sales and marketing efforts, as well as the quality, originality, variety and timeliness of the Company's products and services. The Company believes that its strategic distribution and content syndication relationships also represent important competitive advantages.

            The Company also believes that competitive position within the financial news and information, market analysis and stock selection market is, to a significant degree, personality driven; spokesmen and analysts for enterprises in such market are often highly visible and can be an important factor in differentiating a business from its competition. The Company believes that Charles Payne's role in its business and continuing visibility for the Company provides it with an important competitive characteristic and advantage.

DEPENDENCE ON MAJOR CUSTOMERS

            The Company's business is not dependent on one or a few major customers.

INTELLECTUAL PROPERTY

            Although the Company's success depends on maintaining and protecting its intellectual property, including its software, trademarks and tradenames, the Company has not registered any of its trademarks in the United States or abroad. The Company may in the future seek to protect its intellectual property under applicable copyright and trademark laws in the countries in which it conducts business. The Company may prosecute litigation against infringements of its intellectual property. In order to protect its trade secrets and other intellectual property, the Company has required some, and may in the future require all of its employees, consultants, advisors and collaborators to enter into confidentiality agreements which prohibit the disclosure of proprietary information to third parties or the use of proprietary information for commercial purposes.

GOVERNMENTAL REGULATIONS

            WSSI intends to submit an application for registration as an investment adviser under the Advisers Act. If the application is approved (and provided that no material limitation or condition is placed on WSSI's activities pursuant to the grant of such application), WSSI intends to provide certain individualized services to current and new subscribers, as described above. As a registered investment adviser, WSSI will be subject to various laws, rules, and regulations that may not otherwise be applicable to persons whose business activities are exempt from registration, such as the exemption relied on by WSSI for publishers of bona fide business or financial publications of general and regular circulation. In addition, there are various costs and risks that will be incurred by persons acting in a capacity requiring registration as an investment adviser. By way of example, and not intended as a comprehensive discussion of all of the applicable regulatory provisions, such persons are required to adopt and implement various policies and procedures, including those designed to avoid the improper use of inside information, maintain certain books and records, and refrain from engaging in certain transaction with investment advisory clients or activities that could be inconsistent with their client's interest. Moreover, persons acting as investment advisors are subject to having their operations, including certain books and records, examined by authorized state or federal regulators. While WSSI fully intends to comply with all applicable law, rules, and regulations, if a regulator determines that a violation of applicable law has occurred, such regulator could seek to impose a monetary fine or some disciplinary measure, which could include limitations or cessation of certain or all investment advisory activities. Any such action by the regulator would likely occur only after inquiry of the facts and circumstances, in the event that an investigation was commenced in the first instance; in that event, however, WSSI and/or the Company would incur costs associated with preparing for and responding to such inquiry. Because WSSI does not intend to act as a "traditional" investment advisor (in that it will not hold subscriber's securities or assets and will not have any authority, discretionary or otherwise, over subscriber's assets or securities) it is anticipated that the costs associated with complying with applicable regulations will be less than those of traditional investment advisers.

            WSSI is subject to various federal and state securities and other laws that may limit WSSI's activities and, under certain circumstances, subject WSSI to additional costs of compliance or the imposition of sanctions if it did not comply. In addition, the laws and regulations potentially applicable to an entity that engages in the activities contemplated by WSSI are subject to change or modification. Any such change could subject WSSI to additional costs in the form of changes to its systems and procedures and/or potential limitations on its activities.

EMPLOYEES

            At January 31, 2000, the Company had a total of 32 employees, all of whom are full-time employees. Of these persons, 14 are in sales and marketing, six are analysts, researchers, writers or editorial personnel, and 12 are in accounting, operations, administration and management.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following analysis of the results of operations and financial condition of the Company should be read in conjunction with the consolidated financial statements, including the notes thereto, of the Company contained elsewhere in this Registration Statement.

Overview

      Since its founding in 1991, the Company has engaged in the business of providing investment research and information services for institutional and individual investors and financial professionals. The Company has historically delivered its products, including financial and market information, analysis, advice and commentary, to paying subscribers through a variety of media including phone, fax, e-mail, audio recordings, newsletters and traditional mail. Sales of subscriptions to the Company's products have represented the Company's sole source of revenue, and the Company's subscribers have predominantly been composed of institutional investors and financial professionals.

      During 1999, the Company adopted a business strategy designed to increase the total number of its subscribers, including significant numbers of individual investors, and to increase and diversify its sources of revenue. To those ends, the Company has announced a number of initiatives, including the creation, launch and marketing of its website and the establishment of strategic distribution relationships through which the Company will reach both institutional and individual investors. In particular, the Company expects to use the website to build brand awareness, attract paying subscribers for its products and generate advertising revenue.

      In connection with the execution of its business strategy, in 1999, the Company engaged various service providers including website designers and providers of content for its website, purchased computer systems and software, and hired additional management, sales, operational and administrative personnel.

      The Company anticipates that it will continue to develop its website during 2000, and will undertake a significant marketing and advertising program to promote its brand and products. The Company will also pursue additional strategic relationships and, as appropriate, hire additional personnel, including management personnel, and purchase additional computer systems and software.

      As discussed below, the fiscal year ended December 31, 1998, and the nine months ended September 30, 1999 were characterized by significant sales increases offset by significant expenses associated with sales commissions on subscriptions, increased personnel and, in 1999, website design and other strategic and operational initiatives.

Results of Operations

      Comparison of the Year Ended December 31, 1997 to the Year Ended December 31, 1998

      Revenues increased from $1,442,228 in 1997 to $2,329,215 in 1998, an increase of 62%. Income from sales of subscriptions to the Company's products represented virtually all of the Company's revenues in both years. The increase in subscription revenue resulted primarily from increased sales and promotional efforts, the increased visibility of Charles Payne, the Company's chief analyst and spokesman, and the continued general growth in U.S. households' purchasing and ownership of financial assets.

      Total operating expenses increased from $1,438,226 in 1997 to $2,440,404 in 1998, an increase of 70%. The largest components of operating expenses in both years were salaries and commissions, payroll taxes and related costs. Salaries and commissions increased 84% from 1997 to 1998, from $878,959 to $1,614,658, while payroll taxes and related costs increased 157% over the same period, from $107,032 to $274,832. The Company expects that salaries and commissions together with payroll taxes and related costs will continue to be the largest components of the Company's operating expenses; the Company anticipates that it will continue to hire and engage personnel in connection with its strategy to increase subscription sales.

      Rent and occupancy costs increased from $24,825 in 1997 to $42,068 in 1998, an increase of 69%. The increase was attributable to an increase in the total amount of space occupied by the Company. Additional space was required to house the increased number of employees and salespeople hired or engaged by the Company.

      Other operating costs increased by 20% from 1997 to 1998, from $416,810 to $498,823. The increase was attributable to an increase in certain general and administrative expenses, primarily telephone charges, on-line subscriptions and quotation and consulting services.

      The net loss for 1998 was $109,619 as compared to a net loss of $18,078 for 1997, representing an increase of $91,541 or 506%. The net loss per share was $0.01 in 1998 as compared to $0.00 in 1997. Management believes that the increased net loss primarily resulted from the increased operating expenses incurred during 1998.

      Although the Company cannot accurately determine the precise effect of inflation on its operations, it does not believe that inflation has had a material effect on sales or results of operations in 1997 or 1998.

      Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1999

      Revenues increased from $1,762,974 in the nine months ended September 30, 1998 (the "1998 Period") to $2,922,791 in the nine months ended September 30, 1999 (the "1999 Period"), representing an increase of 66%. Subscription income continued to represent nearly all of the revenues for the two periods, increasing 72%, from $1,714,033 to $2,950,666 from the 1998 Period to the 1999 Period. Furthermore, the Company realized a loss of $31,794 on the sale of marketable securities in the 1999 Period as compared to a gain of $47,446 on the sale of marketable securities in the 1998 Period. The increase in subscription income and total revenue was attributable solely to increased promotional and sales efforts, including the increasing prominence and visibility of Charles Payne, the Company's chief analyst and spokesman.

      The Company experienced a substantial increase in operating expenses from the 1998 Period to the 1999 Period, offsetting the increase in revenues over the same period. A substantial portion of the increase in operating expenses is attributable to stock compensation earned and charged to expense in connection with the issuance of shares of Common Stock to new management personnel recruited by the Company as part of the Company's expansion strategy. Total operating expenses increased from $1,611,815 for the 1998 Period to $4,835,276 for the 1999 Period, an increase of 200%. Of these amounts, $4,043,479 represented salaries and commissions in the 1999 Period, compared to $1,049,382 in the 1998 Period, an increase of 285%. The portion of this 1999 Period expense attributable to the stock compensation earned and charged to expense was $2,380,424. In the absence of these charges, salaries and commissions would have increased to $1,663,050, a 58% increase over the 1998 Period. Payroll taxes and related costs actually decreased 22% over the same periods, from $185,556 to $145,315, as a result of the Company not making a profit sharing contribution during the 1999 Period. Apart from the charge to expense represented by stock compensation, increases in salaries and commissions continued to represent a substantial portion of the overall increase in operating expenses, and were attributable to retention of existing personnel and engagement of additional personnel, particularly management personnel required to effect the Company's business strategy of growth and expansion, as well as to increased commissions payable to sales representatives in connection with increased subscription sales. The Company anticipates continuing efforts to retain and recruit personnel and corresponding increases in expenses attributable to salaries and commissions, as well as increased commissions payable as subscription sales increase. The Company further anticipates significant additional charges to expense for earned stock compensation during 2000 and 2001.

      Other factors in the increase in total operating expenses included an increase in rent and occupancy costs from $21,519 in the 1998 Period to $59,395 in the 1999 Period, a 176% increase over the periods. The increase was attributable to the relocation of the Company's offices in the Fall of 1998. Additional space was required to house the increased number of employees and sales people hired or engaged by the Company. The Company has signed a lease for new office space and expects to relocate its offices to the new space during the Spring of 2000. The Company's new facility will be significantly larger than its existing office space, and, accordingly, the Company anticipates substantial increases in its rent and occupancy costs during 2000 and in subsequent years.

         Comparison of the Nine Months Ended September 30, 1998 to the Nine Months Ended September 30, 1999

         Other operating expenses increased by 67% over the periods, from $345,335 for the 1998 Period to $577,106 for the 1999 Period. The increase was attributable to an increase in certain general and administrative expenses, primarily telephone charges, on-line subscriptions and quotation and consulting services.

         The Company experienced a net loss for the 1999 Period of $2,120,084, or $0.12 per share, as compared to net income for the 1998 Period of $97,159, or $0.01 per share. Management believes that the Company's net loss was primarily due to the stock compensation charge described above, as well as increased salaries and commissions paid to additional personnel and in respect of increased subscriptions.

LIQUIDITY AND CAPITAL RESOURCES

         The Company historically has financed its operations out of revenues from sales of its products. In September 1999, the Company received net proceeds of $3,000,000 from the sale of 600,000 shares of its Common Stock (the "Private Placement").

         Net cash provided by the operating activities for the 1999 Period was $432,111 compared to $195,148 for the 1998 Period. This increase was primarily due to increased sales of subscriptions. Net cash used in investing activities grew from $1,650 for the 1998 Period to $112,889 for the 1999 Period. The increased cash used in investing activities was used for purchases of property and equipment of $86,925 and net investments in marketable securities of $25,964. The net cash provided by financing activities for the 1999 Period was $2,980,465, compared to net cash used in financing activities of $30,692 for the 1998 Period. The increase in cash provided by financing activities was primarily attributable to the Private Placement. At September 30, 1999, the Company had cash and cash equivalents on hand of $3,396,372.

         The Company anticipates increased cash demands to meet such requirements as increased salary costs related to retention and attraction of personnel, continuing costs of development, maintenance and expansion of the Company's website, costs associated with advertising and marketing campaigns contemplated for 2000, higher rent and occupancy expenses associated with the Company's move to new and larger facilities currently planned for the Spring of 2000, costs associated with upgrading internal accounting and other operating systems, costs associated with becoming and remaining a reporting issuer and other working capital and general corporate purposes.

         The Company anticipates that during the next 12 months it may require cash in addition to that on hand and that generated by operations to meet its cash requirements if it is to continue to pursue aggressively its growth strategy, particularly for advertising and marketing campaigns. Management believes that equity financing would most likely serve as the source of such additional cash. Any such equity financing would be expected to result in dilution to the holders of the Company's Common Stock. The Company could also seek to finance such expenses through debt financing. However, there can be no assurance that additional financing, whether through sales of equity of debt, will be available on terms and conditions acceptable to the Company, if available at all. If such financing is required and cannot be obtained, the Company would be required to reduce or postpone expenditures, particularly with respect to advertising and promotional campaigns. In December 1999, the Company retained Joseph Charles & Assoc., Inc. to assist the Company with respect to matters relating to the financing of the Company's business, recapitalizations, mergers and acquisitions. The Company paid such firm an advance of $50,000 against future fees and expense allowances that is non-refundable except under certain circumstances.

YEAR 2000 ISSUES

         To date, the Company has not experienced, and does not anticipate experiencing, any problems due to year 2000 related issues.


ITEM 3. DESCRIPTION OF PROPERTY

            The Company leases approximately 4,500 square feet of office space occupying a part of the fourth floor at 130 William Street, New York, NY 10038, from 130 William LLC, an unaffiliated party. The lease has a remaining term of approximately three years and provides for annual lease payments of $94,413 payable in equal monthly installments. The Company's obligations under the lease are guaranteed by the Company's president, Charles V. Payne. The Company has advised the landlord of its intention to vacate the offices in the Spring of 2000 when its new offices are completed as discussed below. The Company is negotiating with the landlord a surrender of the lease, the assignment thereof or a subletting of the office space.

            On November 23, 1999, the Company leased approximately 8,500 square feet of office space occupying the entire 31st floor at 80 Broad Street, New York, NY 10004-2209, from Praedium II Broadstone LLC, an unaffiliated party. The lease has a term of ten years and provides for annual lease payments of $253,680 for the first three years payable in equal monthly installments; $270,592 for the next three years and $287,504 for the balance of the lease term. The Company anticipates that it will relocate its executive offices to the leased space in the Spring of 2000.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

            The following table sets forth information as of February 9, 2000, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director and officer of the Company and (iii) all directors and officers as a group. The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the SEC, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right.

                                                               NUMBER OF             %
NAME AND ADDRESS OF BENEFICIAL OWNER                         SHARES OWNED          OWNED
------------------------------------                         ------------          -----
Charles V. Payne(1)(2)                                        10,939,103           58.8%
c/o Wall Street Strategies Corporation
130 William Street, Suite 401
New York, NY  10038

Shawn D. Baldwin (3)                                            351,282             2.0%
c/o Wall Street Strategies Corporation
130 William Street, Suite 401
New York, NY  10038

David J. McCallen (4)                                           526,923             3.0%
c/o Wall Street Strategies Corporation
130 William Street, Suite 401
New York, NY  10038

Ian Rice(2)
Collier House
163/169 Brompton Road
London SW3 1PY
England                                                         150,000              *

Stephen Gross(5)
2625 Cumberland Parkway
Atlanta, GA 30339                                               100,000              *

Gerald Turner(6)
3110 Fairview Park Drive
Suite 1400
Falls Church, VA 22042-4503                                     102,000              *

All executive officers and directors as a group
(1)(2)(3)(4)(5)(6)                                            11,141,103           59.2%

----------
* Less than 1%

(1) Includes 800,000 shares held of record by Todd Moore. Pursuant to a Stock Transfer Agreement between Messrs. Payne and Moore and a related irrevocable proxy from Mr. Moore, Mr. Payne has the right, for a period of up to one year ending not later than January 17, 2001, to vote the 800,000 shares held of record by Mr. Moore.

      Includes an aggregate of 1,258,205 shares held of record by certain employees of the Company. Mr. Payne has the right in certain instances pursuant to a voting agreement with such employees to direct the voting of the shares held by such employees. In addition, includes 15,000 shares issuable upon exercise of options exercisable within 60 days. Does not include 285,000 shares issuable upon exercise of options which are not currently exercisable.

(2) Includes 150,000 shares held of record by Ian Rice and 60,000 shares held of record by Corporate Communications Network, Inc. ("CCN"). Pursuant to a Voting Agreement among Mr. Payne, Mr. Rice, CCN and Sigma Limited, S.A. ("Sigma"), for a period of two years ending September 23, 2001, Mr. Payne will vote his shares for the election to the Board of Directors of two designees of Sigma (including Mr. Rice), and Mr. Rice and CCN will vote their shares for the election to the Board of Directors of Mr. Payne and two of his designees (who, pursuant to the terms of the Voting Agreement, are Messrs. Turner and McCallen).

(3) Does not include 526,923 shares issuable upon exercise of options which are not exerciseable within 60 days.

(4) Does not include 351,282 shares issuable upon exercise of options which are not exerciseable within 60 days.

(5) Consists of 100,000 shares issuable upon exercise of currently exerciseable stock options.

(6) Includes 100,000 shares issuable upon exercise of currently exerciseable stock options.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

            The following table sets forth the name, age and position of each director and executive officer of the Company.

               NAME                   AGE     POSITION
               ----                   ---     --------
               Charles V. Payne       37      Chief Executive Officer,
                                              President and Director

               Shawn D. Baldwin       33      Chief Operating Officer

               David J. McCallen      43      Executive Vice
                                              President, Chief
                                              Technical Officer,
                                              Secretary and Director

               Ian Rice               60      Chairman of the Board of
                                              Directors

               Gerald Turner          57      Director

               Stephen Gross          52      Director

      Charles V. Payne has been Chief Executive Officer, President and a director of the Company since the Company's acquisition of WSSI in September 1999. Since 1991, Mr. Payne has been President, Chief Executive Officer, director and chief analyst of WSSI. See Part II-Item 2-"Legal Proceedings" below.

      Shawn D. Baldwin joined the Company as Chief Operating Officer in October 1999. From October 1998 through September 1999, Mr. Baldwin was with Melvin Securities LLC, an investment bank located in Chicago, Illinois, where he served as Managing Director, Equity and Fixed Income. From September 1996 through October, 1998, Mr. Baldwin was with Optima Investment Research, an international research firm based in Chicago, first as Vice President, Marketing and Business Development from September 1996 through November 1997, and then as Senior Vice President. From October 1995 through August 1996, Mr. Baldwin was Regional Sales Manager, Midwest Region for First Bank Systems/US Bancorp, Chicago, Illinois. From 1993 through September 1995, Mr. Baldwin was Sales Manager - Unsecured Assets, for American Express Company.

      David J. McCallen became a director of the Company in August 1999 and has been Executive Vice President and Secretary of the Company since September 1999. From September 1997 to April 1999 Mr. McCallen was associated with Potomac Capital Group, Inc., Falls Church, Virginia, a private investment bank, where he focused on capital raising and strategy consulting. From July 1996 through June 1997, Mr. McCallen was Director of Marketing for Xybernaut Corp., Fair Lakes, Virginia. From October 1995 to June 1996, Mr. McCallen was Marketing Director at TELE-TV, a broadband interactive services firm formed as a joint venture by Bell Atlantic, NYNEX and Pacific Telesis. Prior to October 1995, Mr. McCallen was director of marketing for a computer networking company located in Los Gatos, California.

      Ian Rice has been Chairman and a director of the Company since June 1999. From June 1997 to date, Mr. Rice has been Chairman, Chief Executive Officer and a director of Ikon Ventures, Inc. a holding company whose shares are traded in the National Quotation Bureau Pink Sheets. From January 1994 until October 1996, Mr. Rice was Chairman and a director of Asia Media Communications Ltd. (n/k/a MyWeb Inc.com), then a holding company based in Switzerland whose shares are traded on the OTC Electronic Bulletin Board. Since November 1985, Mr. Rice has been a consultant to Sigma Limited, S.A., a private investment firm based in Switzerland which is a consultant to the Company.

      Gerald Turner has been a director of the Company since August 1999. Mr. Turner is Chairman and co-founder of Potomac Capital Group, Inc., an advisory firm focusing on acquisition and divestiture services, capital raising, and strategy consulting. Mr. Turner has been Chairman of Potomac Capital Group, Inc. since before 1995.

      Stephen Gross has been a director of the Company since August 1999. Mr. Gross, a certified public accountant, was a founding member, and since November 1970, has been the Chairman of the Board of HLB Gross Collins, P.C., an accounting firm located in Atlanta, Georgia, and its predecessor firms. During the past five years, Mr. Gross has been a director of the following companies, all of whose shares are publicly traded: Charter Bank & Trust from January 1987 to January 1997; Common Sense Trusts from January 1987 to date; Comstar.net, Inc. from November 1999 to date; e-bank.com, Inc. from April 1998 to date; Ikon Ventures, Inc.

from June 1997 to date; Van Kampen American Capital Bond Fund, Inc., SSB Concert Investment Series from January 1998 to date; Van Kampen American Capital Exchange Fund from January 1996 to January 1998; Van Kampen American Capital Convertible Securities from January 1996 to January 1998; Van Kampen Capital Income Trust from January 1996 to January 1998; and WebMD, Inc. from January 1997 to August 1998.

            The Company's by-laws provide that the Board of Directors shall consist of not less than one and no more than seven persons as resolved by the Board from time to time. Members of the Board serve until the next annual meeting of stockholders and until their successors are elected and qualified. Directors are elected by plurality vote. At least one-fourth in number of the directors must be elected annually. Meetings of the Board are held when and as deemed necessary or appropriate. Officers are appointed by and serve at the discretion of the Board. There are no family relationships among any of the Company's directors.

            The Company has entered into a voting agreement with various parties fixing the number of directors at five and identifying the individuals who are to act as members of the Board. See "Description of Securities--Voting Agreements."

                                 ADVISORY BOARD

            In August 1999, the Company formed an advisory board (the "Advisory Board") which currently consists of five members. The Company considers the Advisory Board to be an important source of professional talent, as well as an important resource for the development of organizational infrastructure and processes. In addition, the Board is expected to assist the Company in enhancing awareness about the Company's products, establishing strategy and financial relationships and developing the Company's website.

            The Company has entered into agreements with each member of the Advisory Board. The principal provisions of these agreements, which are similar in their terms, provide for reimbursement of certain expenses and the grant of a non-qualified stock option. Each member of the Advisory Board has also agreed, pursuant to such agreements, not to disclose any confidential information of the Company.

            The members of the Company's Advisory Board are:

Kenneth C. Allen        Vice President at Lehman Brothers Investment Banking
                        Division. Mr. Allen currently focuses on providing corporate finance to technology companies, specifically, Internet consulting businesses and systems integration firms.

Robert Boehm            Vice President of Human Resources for the Americas for
                        Baan Company N.V., a Netherlands based global provider of enterprise business management software.

Ari Kaufman             Executive Vice President of Internet Operations at Zacks
                        Investment Research where he overseas Internet
                        Advertising Sales
                        and Media. Mr. Kaufman is also the President of AdBuyer.com, LLC, a new media Advertising Sales and Buying consulting effort.

Joanna McGinley         Director of Marketing at Morningstar, Inc. Ms. McGinley
                        is responsible for all product development and management of institutional products for the investment company, broker/dealer, bank and insurance company markets.

Steven Schwartz         Research Scientist at the Massachusetts Institute
                        of Technology's Media Lab. Mr. Schwartz has been instrumental in the creation of many technical innovations for the television and film industry, including video and music scoring systems for use in film production while serving as Chief Video Engineer at Lucasfilm Ltd.

ITEM 6. EXECUTIVE COMPENSATION

            On September 23, 1999, the Company entered into an employment agreement with Charles Payne, the Company's President and Chief Executive Officer. The agreement has a term of three years at an annual salary of $250,000 subject to increases at the discretion of the Company's Board but no less than 10% per annum. The agreement also provides for annual bonuses of no less than $125,000 provided that the Company reaches certain revenue milestones. The agreement contains customary terms relating to expense reimbursement and benefits, as well as confidentiality and non-compete provisions.

            The Company has also entered into employment agreements, dated July 30, 1999, with Shawn Baldwin, the Company's Chief Operating Officer, and David McCallen, the Company's Executive Vice President. Mr. Baldwin's agreement has a term of three years and provides for an annual salary of $175,000. Mr. McCallen's agreement has a term of two years and provides for an annual salary of $125,000. The agreements also provide for an incentive bonus of up to 40% of base salary and a grant of 526,923 options to Mr. Baldwin and 351,282 options to Mr. McCallen, respectively.

            The following table sets forth the compensation paid to the Principal Executive Officer, who was the only executive officer whose annual salary and bonus exceeded $100,000 for services rendered to the Company and its predecessors for the nine months ended September 30, 1999 and for the years ended December 31, 1998 and December 31, 1997.

                           Summary Compensation Table

                                                                   Long Term Compensation
                              Annual Compensation                           Awards
                     --------------------------------------     -----------------------------
                                                  Other
     Name and                                     Annual        Securities Underlying Options
Principal Position   Year   Salary    Bonus    Compensation                  (#)
Charles V. Payne     1999  $363,607  $155,000    $19,669                   300,000

President            1998  $134,835  $100,000    $ 5,470                     -0-

                     1997  $ 65,516    -0-       $ 4,800                     -0-

Stock Option Plans

            The Company has adopted two separate stock option plans that provide for the grant of options and other forms of incentive awards to selected officers, employees, directors, and consultants to the Company or any subsidiary thereof. The purpose of these plans is to promote the growth of the Company by enabling the Company to attract and retain the best available persons for positions of substantial responsibility and to provide certain key employees with additional incentives to contribute to the success of the Company. Both plans are administered by the Company's Board of Directors (unless it elects a committee to administer the plans).

1996 Compensatory Stock Option Plan

            The Company's 1996 Compensatory Stock Option Plan (the "1996 Stock Option Plan") was adopted by the Board of Directors and approved by the Company's stockholders in October 1996. Subject to adjustment in the event of certain specified corporate events, options to purchase a maximum of 2,000,000 shares of common Stock may be granted under the 1996 Stock Option Plan. The 1996 Stock Option Plan has a term of ten years and no options may be granted after its expiration. On December 7, 1999, the Company's Board of Directors determined that no further awards will be made under the 1996 Stock Option Plan. As of such date, a total of 1,153,205 options were outstanding under the 1996 Stock Option Plan.

            The 1996 Stock Option Plan provides solely for the grant of options that are not intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Under the terms of the 1996 Stock Option Plan, the exercise price of the options must be at least 85% of the fair market value of the Company's Common Stock on the date of grant. Options to be granted shall have a term not to exceed 10 years from the date of grant and generally terminate automatically: upon termination of employment for cause; within a period (specified in the individual option grant) after termination of employment without cause; within twelve months after the death of an employee;

and, in the event of total disability, one year after termination of employment unless otherwise specified in the grant. Generally, options are not transferable other than by will or by operation of law.

            Options may be exercised by paying the cash exercise price, or, with the consent of the Board of Directors, by delivering to the Company securities or a personal recourse promissory note. At the discretion of the Board, as determined in the individual options grant, an option may contain a cashless exercise provision.

1999 Incentive Program

            The Company's 1999 Incentive Program (the "1999 Program") was adopted by the Board of Directors and approved by the Company's stockholders on December 7, 1999. The 1999 Program permits the granting of any or all of the following types of awards: stock options, including incentive stock options, stock appreciation rights in tandem with stock options or freestanding, and restricted stock grants.

            The aggregate number of shares of Common Stock that may be issued or transferred under the 1999 Program is 5,000,000, subject to adjustment in the event of certain specified corporate events, plus (i) any shares which are forfeited under the 1999 Program or the 1996 Stock Option Plan, (ii) the number of shares repurchased by the Company in the open market and otherwise with an aggregate price no greater than the cash proceeds received by the Company from the sale of shares under the 1999 Program and (iii) any shares surrendered to the Company in payment of the exercise price of options issued under the 1999 Program. However, no award may be issued that would bring the total of all outstanding awards under the 1999 Program to more than 15% of the total number of shares of Common Stock of the Company at the time outstanding. The maximum number of shares for which options and stock appreciation rights may be granted under the 1999 Program to any person during any calendar year is 300,000 (subject to appropriate adjustment in the event of any changes in capitalization of the Company).

            Options may be exercised in cash or, with the Board of Director's approval, by delivering shares of Common Stock already owned by the Grantee and having a fair market value on the date of exercise equal to the option price, or a combination of cash and shares. At the discretion of the Board of Directors, as determined in the individual grant, an option may contain a cashless exercise provision.

            The Board of Directors may from time to time amend, alter, suspend or discontinue the 1999 Program, subject to any requirement of stockholder approval required by applicable law; provided, that no amendment shall be made without stockholder approval if such amendment would (1) increase the maximum number of shares of Common Stock available for issuance under the 1999 Program,
(2) reduce the minimum option price in the case of an option or the base price in the case of a stock appreciation right, (3) effect any change inconsistent with Section 422 of the Code or (4) extend the term of the 1999 Program. The 1999 Program terminates on the tenth anniversary of its effective date unless terminated earlier by the Board or unless extended by the Board.

            In the case of incentive stock options granted under the 1999 Program, the following special rules apply:

            The aggregate fair market value of the stock covered by incentive stock options granted under the 1999 Program or any other stock option plan of the Company or any subsidiary or parent of the Company that become exercisable for the first time by any optionee in any calendar year shall not exceed $100,000. The period for exercise of such option shall not exceed ten years from the date of the grant (or five years if the optionee is also a 10% stockholder). The option price at which Common Stock may be purchased under an incentive stock option shall be the fair market value (or 110% of the fair market value if the optionee is a 10% stockholder) of the Common Stock on the date of the grant. Incentive stock options may only be granted to employees (including officers) of the Company or any subsidiary or parent of the Company. Such options by their terms shall not be transferable by the optionee other than by the laws of descent and distribution, and shall be exercisable, during the lifetime of the optionee, only by the optionee.

            As of January 31, 2000, a total of 945,000 options were outstanding under the 1999 Program.

            The following table sets forth certain information concerning stock options granted to the Principal Executive Officer during 1999. The exercise price for the grant to such named person was the fair market value of the shares of Common Stock on the date of grant, determined by reference to the closing price as quoted in the OTC Electronic Bulletin Board on such date.

                       Options Grants in Last Fiscal Year

                 Number of            Percent of Total Options      Exercise
                 Securities           Granted to Employees          or Base               Expiration
Name             Underlying Options   in Fiscal Year                Price                 Date
----             ------------------   ---------------------------   -----                 ----
Charles Payne    300,000              14.3%                         $4.00                 12/7/04

            The following table sets forth certain information with respect to the Principal Executive Officer regarding the value of his unexercised options held as of December 31, 1999. No options were exercised (or exercisable) during 1999.

         Aggregated Option Exercises in Last Fiscal Year and Fiscal Year
                               End Option Values

                 Shares                          Number of Securities
                 Acquired                        Underlying Unexercised       Value of Unexercised in the
Name             On Exercise     Value Realized  Options at Fiscal Year End   Money Options at Fiscal Year End
----             -----------     --------------  --------------------------   --------------------------------
                                                 Exercisable  Unexercisable   Exercisable   Unexercisable
                                                 -----------  -------------   -----------   -------------
Charles Payne    -0-             -0-             -0-            300,000       -0-           $656,000

Profit Sharing Plan

            Effective January 1, 1996, WSSI adopted a profit sharing plan (the "PS Plan"). Contributions to the PS Plan are made at the discretion of management. No contributions are made by employees. Receipt of benefits under the PS Plan is subject to vesting based on an employee's years of service. All funds in the PS Plan are held in a separate trust of which Charles Payne is the sole trustee. The Company contributed $150,000 to the plan in respect of fiscal 1998; no contributions were made to the plan in respect of fiscal 1997 or fiscal 1999.

            In January 2000, the PS Plan was amended to add a salary deferral feature under Section 401(k) of the Internal Revenue Code of 1986, as amended. Under such feature, an employee may elect to have part of his or her compensation contributed on a before-tax basis to the PS Plan. Such salary deferred contributions are 100% vested at all times.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

            The Company has not entered into any transactions during the last two fiscal years with any director, executive officer, director nominee, 5% or more shareholder, nor has the Company entered into transactions with any member of the immediate families of the foregoing persons (including spouses, parents, children, siblings and in-laws), except as previously described in this registration statement, nor is any such transaction proposed except for the following:

            The Company is party to a Consulting Agreement dated September 23, 1999 with Sigma Limited, S.A., a company organized under the laws of Switzerland ("Sigma"), pursuant to which Sigma provides consulting services to the Company. Sigma's consulting services to the Company are rendered by Ian Rice, the Chairman of the Board of Directors of the Company. The term of the Consulting Agreement is two years and the Corporation pays Sigma a consulting fee of $50,000 per annum, plus a non-accountable expense allowance of $35,000 per annum. All of the capital stock of Sigma is owned by a discretionary trust of which Rice is neither a trustee nor a beneficiary. Among the discretionary beneficiaries of the trust are member of Rice's family. Rice disclaims beneficial ownership of Sigma. Since the date of the Consulting Agreement between the Company and Sigma, Rice has not received any consulting fees from Sigma.

ITEM 8. DESCRIPTION OF SECURITIES

            The authorized capital stock of the Company consists of 50,000,000 shares of common stock, $0.001 par value per share, of which 17,594,103 shares are issued and outstanding, and 5,000,000 shares of preferred stock (the "Preferred Stock"), none of which have been issued. The issued and outstanding common stock is fully-paid and nonassessable.

Preferred Stock

            The Board of Directors is authorized, subject to limitations prescribed by law, to provide for the issuance of the Preferred Stock in series and by filing a certificate with the Nevada Secretary of State to establish the number of shares to be included in each series. The

Preferred Stock may be issued either as a class without series, or if so determined from time to time by the Board of Directors, either in whole or in part in one or more series, each series to be appropriately designated by a distinguishing number, letter or title prior to the issue of any shares thereof.

            The Board of Directors has the authority to fix the voting power, the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of the Preferred Stock in the resolution or resolutions adopted by the Board of Directors providing for the issuance of the Preferred Stock.

Common Stock

            Common Stock may be issued from time to time in one or more series as determined by the Board of Directors. The Common Stock may have such voting powers, designations, preferences and relative, participating, optional or other special rights and be subject to such qualifications, limitations and restrictions as the Board of Directors shall determine. Subject to the provisions of law and the preferences of the Preferred Stock, dividends may be paid on the Common Stock at such time and in such amounts as the Board of Directors may deem advisable. All currently issued and outstanding shares of Common Stock have equal dividend, voting and other rights.

            The Company's by-laws provide that holders of 10% of the Company's Common Stock may call a special meeting of shareholders.

General Provisions Applicable To Both Common And Preferred Stock

            No holder of Common Stock or Preferred Stock has any preemptive right to subscribe to stock, obligations, warrants, rights to subscribe to stock or other securities of any class.

            Subject to the provisions of law and the provisions of the Company's Certificate of Incorporation, as amended, the Company may issue shares of its Preferred Stock or Common Stock, from time to time for such consideration (not less than the par value or stated value thereof) as may be fixed by the Board of Directors. Shares so issued, for which the consideration has been paid or delivered to the Company, shall be deemed fully paid stock, and shall not be liable to any further call or assessments thereon, and the holders of such shares shall not be liable for any further payments in respect of such shares.

Voting Agreement

            The Company is a party to a voting agreement with Charles Payne, the Company's President and largest shareholder, Sigma Limited, S.A., a Swiss corporation and a consultant to the Company ("Sigma"), Ian Rice, the Company's Chairman and a shareholder of the Company, and Corporate Communications Network, Inc., a shareholder of and consultant to the Company ("CCN"), pursuant to which, for a period of two years, Mr. Payne will vote his shares of Common Stock to cause (i) the Company's Board of Directors to consist of five members and (ii) the election to the Board of Directors of two designees of Sigma, one of which designees is to be the Company's Chairman. Sigma designated Messrs. Rice and Stephen Gross as the Chairman and a director, respectively. In addition, under the agreement, each of Sigma, CCN and Mr. Rice are to vote its or his shares in favor of Mr. Payne and two of his nominees. As set forth in the voting agreement, Mr. Payne has designated Messrs. Gerald Turner and David McCallen as his nominees.

Transfer Agent

            Madison Stock Transfer, Inc., 1813 East 24th Street, Brooklyn, New York 11229, is the transfer agent and registrar for the Common Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market Price For Common Stock and Related Shareholder Matters

            The Common Stock has traded on the OTC Electronic Bulletin Board under the symbol "VEMP" since August 20, 1999 and, since September 25, 1999, under the symbol "WSST." The following table sets forth, for the periods indicated, the high and low closing bid prices for the Common Stock.

1999                                        High                        Low
----                                        ----                        ---
Third Quarter since August 20                $7.50                     $4.00
Fourth Quarter                              $6.187                    $2.437

2000
First Quarter through February 9            $14.75                    $6.625

--------------

The foregoing information reflects inter-dealer prices, without mark-up, mark-down or commission, and may not represent actual transactions. On February 9, 2000, the closing bid price for the Common Stock was $14.625 per share.

Penny Stock Rules

            Unless and until the Common Stock is quoted on the Nasdaq system or on a national securities exchange and if and so long as the Common Stock trades below $5.00 per share, the Common Stock would come within the definition of "penny stock" as defined in the Exchange Act and be covered by Rule 15g-9 of the Exchange Act. That rule imposes additional sales practices requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5 million or individuals with net worth in excess of $1 million or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by Rule 15g-9, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to sale. Consequently, the applicability of Rule 15g-9 may effect the ability or willingness of broker-dealers to sell the Company's securities.

Rule 144 Resales

            As of the date of the Registration Statement the Company has 17,594,103 shares of Common Stock issued and outstanding, of which approximately 5,364,778 shares are unrestricted and may be freely traded in the securities markets. The remaining 12,229,325 shares of Common Stock, including 9,686,103 shares owned by affilliates, are "restricted" shares within the meaning of Rule 144 under the Securities Act. In general, Rule 144, as currently in effect, provides that a person who acquired securities in a private placement transaction and has beneficially owned those securities, fully paid, for a period of at least one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed one percent (1%) of the issuer's outstanding common stock. For issuers whose shares are listed on a stock exchange or Nasdaq , a shareholder may alternatively sell a number of shares that does not exceed the average weekly trading volume during the four calendar weeks prior to his or her sale.

            However, if a person has beneficially owned securities for a period of at least two years and has not been an affiliate (control person) of the issuer for the preceding three-month period, the person may request that all restrictive legends affecting the securities be removed, and there is no limit on the number of shares that the non-affiliate may then sell. The sale of a substantial number of shares of the Company under Rule 144 or under any other exemption from the Act could have a depressive effect upon the price of the Common Stock.

Related Stockholder Matters

            The Company has not agreed to register any shares of Common Stock under the Act for sale by security holders except that the Company (i) has granted demand and piggy-back registration rights to Charles V. Payne and his assigns with respect to 9,455,898 shares of Common Stock, (ii) has granted piggy-back registration rights to Bamby Investments Limited, HK Partners LLC and Gerald H. Turner and their respective assigns with respect to an aggregate of 600,000 shares of Common Stock and (iii) has granted piggy-back registration rights to Continental Capital & Equity Corporation and its assigns with respect to 30,000 shares of Common Stock as well as 100,000 shares of Common Stock underlying certain options granted to it.

            The Company is not, and has not proposed to, publicly offer any shares of Common Stock.

Number of Shareholders

            As of February 4, 2000, there were approximately 66 holders of record of Common Stock, and the number of beneficial owners was approximately 300.

Dividend Information

            The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Under Nevada law, a company is prohibited from paying dividends if the company, as a result of paying such dividends, would not be able to pay its debts as they come due, or if the company's total liabilities and preferences to preferred shareholders exceed total assets. Any payment of cash dividends on the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

ITEM 2. LEGAL PROCEEDINGS

            As of the date hereof, the Company is not a party to any legal proceeding and is not aware of any threatened legal proceeding.

            In a complaint dated June 13, 1997, the SEC brought an action against various persons, including WSSI and Charles Payne, alleging violations of the federal securities laws. SEC v. Members Services Corp., et al., No. 97 CV1146 (D.D.C.). As to WSSI and Payne, the SEC alleged the failure to disclose the receipt of compensation from an issuer that was the subject of information circulated by WSSI. Without admitting or denying the allegations in the complaint, WSSI and Payne each consented to the entry of a permanent injunction against violations of Section 17(b) of the Securities Act. In addition, Payne agreed to pay a civil penalty of $25,000 and WSSI agreed to pay a civil penalty of $10,000.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

            None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

            No securities that were not registered under the Securities Act have been issued or sold by the Company within the past three years, except as described below.

            1. On June 12, 1998, VEI-Colorado issued 6,000,000 shares of its Common Stock to five individuals, who were the former member-owners of VECO and VET, in connection with the merger of VECO and VET with and into VEM (VEI-Colorado's wholly-owned subsidiary). The shares were issued to sophisticated investors in reliance upon the exemption provided by Section 4(2) of the Securities Act. Effective March 31, 1999, the 1998 Merger was unwound and the 6,000,000 shares issued in connection therewith were canceled.

            2. In June 1998, VEI-Colorado completed a private placement of 550,000 shares of its common stock at $1.00 per share to four sophisticated investors in reliance upon the exemption provided by Rule 504 of Regulation D, as promulgated by the SEC under the Securities Act. The shares were issued to the following investors:

                                           Number of Shares
Name of Investor                              Purchased          Amount Invested
----------------                              ---------          ---------------
Avarn Investments Inc.                         250,000              $250,000
Avatar Business Corp.                          250,000              $250,000
John D. Brasher, Jr.                            25,000              $ 25,000
Corporate Communications Network Inc.           25,000              $ 25,000

            3. On June 4, 1999, VEI-Colorado sold and issued to Ian Rice, a sophisticated investor, 4,000,000 shares of its common stock for an aggregate purchase price of $20,000 ($.0025 per share purchased). The shares were issued in reliance upon the exemption provided by Section 4(2) of the Securities Act. On or about September 23, 1999, 7,850,000 shares of Common Stock owned by Mr. Rice were canceled.

            4. On June 21, 1999, WSSC issued 7,050,000 shares of Common Stock to the shareholders of its then parent corporation, VEI-Colorado, in connection with the merger of VEI-Colorado into WSSC which merger was effected for the sole purpose of reincorporating the parent in the State of Nevada. The shares were issued in reliance upon Rule 145(a)(2) as promulgated by the SEC under the Securities Act.

            5. On July 30, 1999, the Company sold an aggregate of 1,255,205 shares of Common Stock at $0.0025 per share to ten sophisticated individuals, eight of whom were employees of WSSI, and two of whom subsequently became employees of the Company. The shares were issued in reliance upon the exemption provided by Section 4(2) of the Securities Act.

            6. On September 23, 1999, the Company issued to Charles V. Payne, a sophisticated investor, 9,455,898 shares of Common Stock in exchange for Mr. Payne's 100 shares of common stock of Wall Street Strategies, Inc. The issuance of these shares was exempt from registration pursuant to Section 4(2) under the Securities Act.

            7. In September 1999, the Company completed a private placement of 600,000 shares of Common Stock at $5.00 per share to three accredited investors in reliance upon the exemption provided by Rule 506 of Regulation D, as promulgated under the Securities Act. The shares were issued to the following investors:

        Name of Investor            Number of Shares Purchased           Amount Invested
        ----------------            --------------------------           ---------------
Bamby Investments Limited                    586,000                        $2,930,000
HK Partners LLC                               12,000                           $60,000
Gerald H. Turner                               2,000                           $10,000

            8. On February 9, 2000, the Company issued to Continental Capital & Equity Corporation ("CCEC"), a sophisticated investor, 30,000 shares of Common Stock in partial compensation for services to be rendered by CCEC to the Company pursuant to a Market Access Program Marketing Agreement between the parties dated January 26, 2000.

            With respect to the issuances of securities referenced above, other than those described in paragraphs 2 and 4, investors were furnished with information regarding the Company and the offering and issuance, and each had the opportunity to verify the information supplied. Additionally, the Company obtained a representation from each investor of such investor's intent to acquire the securities for the purpose of investment only, and not with a view toward the subsequent distribution thereof. The securities bear appropriate restrictive legends, and the Company issued stop transfer instruction to its transfer agent.

            9. From time to time from August through December 1999, the Company granted stock options to officers, directors and employees of, and advisors and consultants to the Company. These grants have been made at exercise prices ranging from $3.50 to $4.00 per share. In addition, on January 26, 2000, the Company granted to CCEC, stock options to purchase 100,000 shares of Common Stock at prices ranging from $10.00 to $16.00 per share. To date, no stock options have been exercised. Options have been issued in reliance upon the exemption provided by Section 4(2) of the Securities Act, and the securities have been appropriately legended.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

            The Company's certificate of incorporation generally provides for indemnification of each director, officer, employee or agent as long as such person acted in good faith and in a manner he or she believed to be in or not opposed to the best interest of the Company and had no reasonable cause to believe that such conduct was unlawful.

            Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

            PART F/S

The following financial statements of the Company are included in this Part F/S.

        Independent Auditor's Report
        Consolidated Balance Sheets for the year ended December 31, 1998 and the nine months ended September 30, 1999 (unaudited)

        Consolidated Statements of Operations for the years ended December 31, 1998 and 1997 and the nine month periods ended September 30, 1999 (unaudited) and 1998 (unaudited)

        Consolidated Statement of Stockholders' Equity from January 1, 1997 to
          December 31, 1998 and for the nine months ended September 30, 1999 (unaudited)

        Consolidated Statements of Cash Flows for the year ended December 31, 1998 and 1997 and the nine month periods ended September 30, 1999 (unaudited) and 1998 (unaudited)

Notes to Consolidated Financial Statements

                              Lilling & Company LLP

                          Certified Public Accountants

Board of Directors and Shareholders
Wall Street Strategies Corporation
New York, New York

                          INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying consolidated balance sheet of Wall Street Strategies Corporation and subsidiary (the "Company") as of December 31, 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Strategies Corporation and subsidiary as of December 31, 1998 and results of its operations and its cash flows for each of the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/  Lilling & Company

January 31, 2000
Great Neck, New York

     Ten Cutter Mill Road, Great Neck, New York 11021-3201 o (516) 829-1099
                              o Fax (516) 829-1065

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                                                                                              September 30,
                                                                              December 31,        1999
                                                                                  1998         (unaudited)
                                                                              ------------    ------------
ASSETS

Current assets
    Cash and cash equivalents                                                 $     96,685    $  3,396,372
    Accounts receivable                                                             13,400              --
    Marketable securities, available for sale, at market value                      55,524         132,463
    Deferred commission expense                                                     97,278         114,430
    Other current assets                                                                --          63,084
                                                                              ------------    ------------

          Total current assets                                                     262,887       3,706,349

Property and equipment, net                                                         16,247          30,108

Other assets                                                                        24,883          42,470
                                                                              ------------    ------------

                                                                              $    304,017    $  3,778,927
                                                                              ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilites
    Accrued expenses                                                          $     68,760    $     35,218
    Income taxes payable                                                             9,400         208,356
    Deferred subscription income                                                   277,938         326,944
    Accrued pension expense                                                        150,000         150,000
    Loan from shareholder                                                           36,380             350
                                                                              ------------    ------------

          Total current liabilities                                                542,478         720,868
                                                                              ------------    ------------

Commitments and contingencies  (Notes 5, 6, 7 and 8)

Shareholders' equity
    Preferred stock, $.001 par value; 5,000,000 shares authorized;
       none issued and outstanding
    Common stock, $.001 par value; 50,000,000 shares authorized; issued and outstanding, 9,455,898 and 17,564,103 shares
       at December 31, 1998 and September 30, 1999, respectively                     9,456          17,564
    Additional paid-in capital                                                          --      13,081,092
    Retained earnings (deficit)                                                   (179,305)     (2,292,289)
    Accumulated other comprehensive income (loss)                                  (68,612)        (48,927)
    Unearned compensation                                                               --      (7,699,381)
                                                                              ------------    ------------

          Total shareholders' equity                                              (238,461)      3,058,059
                                                                              ------------    ------------

                                                                              $    304,017    $  3,778,927
                                                                              ============    ============

       The accompanying notes are an integral part of these consolidated financial statements.

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            Nine months ended
                                          Years ended December 31,            September 30,
                                       ----------------------------    ----------------------------
                                                                           1999           1998
                                           1998            1997        (unaudited)     (unaudited)
                                       ------------    ------------    ------------    ------------
Revenue
    Subscription income                $  2,226,726    $  1,333,248    $  2,950,666    $  1,714,033
    Interest and dividends                    2,662           3,202           3,919           1,495
    Realized gain (loss) on sale of
      marketable securities                  99,827         105,778         (31,794)         47,446
                                       ------------    ------------    ------------    ------------
                                          2,329,215       1,442,228       2,922,791       1,762,974
                                       ------------    ------------    ------------    ------------

Operating expenses
    Salaries and commissions              1,614,658         878,959       4,043,479       1,049,382
    Payroll taxes and related costs         274,832         107,032         145,315         185,556
    Depreciation and amortization            10,023          10,600           9,980          10,023
    Rent and occupancy costs                 42,068          24,825          59,395          21,519
    Other operating expenses                498,823         416,810         577,106         345,335
                                       ------------    ------------    ------------    ------------
                                          2,440,404       1,438,226       4,835,275       1,611,815
                                       ------------    ------------    ------------    ------------

(Loss) income before provision
    (benefit) for income taxes             (111,189)          4,002      (1,912,484)        151,159

Provision (benefit) for income taxes         (1,570)         22,080         207,600          54,000
                                       ------------    ------------    ------------    ------------

Net (loss) income                      $   (109,619)   $    (18,078)   $ (2,120,084)   $     97,159
                                       ============    ============    ============    ============

Basic and diluted net (loss) income
    per share                          $      (0.01)   $      (0.00)   $      (0.19)   $       0.01
                                       ============    ============    ============    ============

Weighted average common shares
    outstanding                          10,714,103      10,714,103      10,889,744      10,714,103
                                       ============    ============    ============    ============

       The accompanying notes are an integral part of these consolidated financial statements.

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

          PERIOD FROM JANUARY 1, 1997 TO DECEMBER 31, 1998 AND FOR THE
                NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)


                                                                 Common stock              Additional      Retained
                                                                 ------------               paid-in        earnings
                                                            Shares          Amount          capital        (deficit)
                                                         ------------    ------------    ------------    ------------
 Wall Street Strategies, Inc., January 1, 1997                    100    $        100    $      1,400    $    (43,652)

 Recapitalization (Note 1)
       Exchange of Wall Street Strategies, Inc. shares           (100)           (100)         (1,400)         43,652

       Issuance of common stock to owner of
          Wall Street Strategies, Inc.                      9,455,898           9,456              --         (51,608)

 Net loss, year ended December 31, 1997                            --              --              --         (18,078)
                                                         ------------    ------------    ------------    ------------

            Total comprehensive loss


Balance, December 31, 1997                                  9,455,898           9,456              --         (69,686)

 Marketable securities valuation adjustment                        --              --              --              --

 Net loss, year ended December 31, 1998                            --              --              --        (109,619)
                                                         ------------    ------------    ------------    ------------

            Total comprehensive loss


 Balance, December 31, 1998                                 9,455,898           9,456              --        (179,305)

 Outstanding common stock of Wall Street
    Strategies Corporation (unaudited) (Note 1)             6,250,000           6,250              --           7,100

 Issuance of common stock for cash (unaudited)                600,000             600       2,999,400              --

 Issuance of common stock and options for
    services (unaudited)                                    1,258,205           1,258      10,081,692              --

 Amortization of stock compensation (unaudited)                    --              --              --              --

 Marketable securities valuation adjustment
    (unaudited)                                                    --              --              --              --

 Net loss, nine months ended September 30, 1999
          (unaudited)                                              --              --              --      (2,120,084)
                                                         ------------    ------------    ------------    ------------

            Total comprehensive loss (unaudited)


 Balance, September 30, 1999 (unaudited)                   17,564,103    $     17,564    $ 13,081,092    $ (2,292,289)
                                                         ============    ============    ============    ============

                                                                       Accumulated
                                                                           other           Total      Comprehensive
                                                         Unearned      comprehensive    shareholders'     income
                                                       compensation    income (loss)  equity (deficit)    (loss)
                                                       ------------    ------------   ---------------  ------------
 Wall Street Strategies, Inc., January 1, 1997         $         --    $         --    $    (42,152)

 Recapitalization (Note 1)
       Exchange of Wall Street Strategies, Inc. shares           --              --          42,152

       Issuance of common stock to owner of
          Wall Street Strategies, Inc.                           --              --         (42,152)

 Net loss, year ended December 31, 1997                          --              --         (18,078)   $     18,078
                                                       ------------    ------------    ------------    ------------

            Total comprehensive loss                                                                   $     18,078
                                                                                                       ============

Balance, December 31, 1997                                       --              --         (60,230)

 Marketable securities valuation adjustment                      --         (68,612)        (68,612)   $    (68,612)

 Net loss, year ended December 31, 1998                          --              --        (109,619)       (109,619)
                                                       ------------    ------------    ------------    ------------

            Total comprehensive loss                                                                   $   (178,231)
                                                                                                       ============

 Balance, December 31, 1998                                      --         (68,612)       (238,461)

 Outstanding common stock of Wall Street
    Strategies Corporation (unaudited) (Note 1)                  --              --          13,350

 Issuance of common stock for cash (unaudited)                   --              --       3,000,000

 Issuance of common stock and options for
    services (unaudited)                                 (7,810,086)             --       2,272,864

 Amortization of stock compensation (unaudited)             110,705              --         110,705

 Marketable securities valuation adjustment
    (unaudited)                                                  --          19,685          19,685    $     19,685

 Net loss, nine months ended September 30, 1999
          (unaudited)                                            --              --      (2,120,084)     (2,120,084)
                                                       ------------    ------------    ------------    ------------

            Total comprehensive loss (unaudited)                                                       $ (2,100,399)
                                                                                                       ============

 Balance, September 30, 1999 (unaudited)               $ (7,699,381)   $    (48,927)   $  3,058,059
                                                       ============    ============    ============    ============

       The accompanying notes are an integral part of these consolidated financial statements.

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                   Nine months ended
                                                                  Years ended December 31,            September 30,
                                                                 --------------------------    --------------------------
                                                                                                  1999           1998
                                                                     1998           1997       (unaudited)    (unaudited)
                                                                 -----------    -----------    -----------    -----------
INCREASE (DECEASE) IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities
     Net (loss) income                                           $  (109,619)   $   (18,078)   $(2,120,084)   $    97,159
     Adjustments to reconcile net (loss) income to net
     cash provided by (used in) operating activities:
        Depreciation                                                  10,023         10,600          9,980         10,023
        Realized (gain) loss on sale of marketable securities        (99,827)      (105,778)        31,794        (47,446)
        Stock compensation                                                --             --      2,380,424             --

     Changes in operating assets and liabilities
        (Increase) decrease in accounts receivable                    (9,800)        15,323         13,400          3,600
        (Increase) decrease in other assets                          (24,883)         9,000        (80,671)       (24,333)
        (Increase) decrease in deferred commission expense           (43,552)        (4,503)       (17,152)       (47,564)
        Increase (decrease) in accrued expenses                       44,833        (54,586)       (33,542)        31,779
        (Decrease) increase in income taxes payable                  (31,900)        41,300        198,956        (59,079)
        Increase in deferred subscription income                     194,867         13,027         49,006        118,509
        Increase (decrease) in accrued pension expense               150,000        (35,000)            --        112,500
                                                                 -----------    -----------    -----------    -----------

           Net cash provided by (used in) operating activities        80,142       (128,695)       432,111        195,148
                                                                 -----------    -----------    -----------    -----------

Cash flow from investing activities
       Payments for the purchase of property and equipment            (1,650)       (17,465)       (86,925)        (1,650)
       Cash paid for marketable securities                          (124,136)            --       (104,365)            --
       Proceeds from the sale of marketable securities                99,827        105,778         78,401             --
                                                                 -----------    -----------    -----------    -----------

           Net cash (used in) provided by investing activities       (25,959)        88,313       (112,889)        (1,650)
                                                                 -----------    -----------    -----------    -----------

Cash flow from financing activities
       Proceeds from issuance of common stock                             --             --      3,003,145             --
       Cash acquired in reverse acquistion                                                          13,350
       Repayment of loan from shareholder                            (64,380)       (39,217)       (36,030)       (30,692)
                                                                 -----------    -----------    -----------    -----------

           Net cash (used in) provided by financing activities       (64,380)       (39,217)     2,980,465        (30,692)
                                                                 -----------    -----------    -----------    -----------

Net (decrease) increase in cash and equivalents                      (10,197)       (79,599)     3,299,687        162,806

Cash and equivalents, beginning of period                            106,882        186,481         96,685        120,232
                                                                 -----------    -----------    -----------    -----------

Cash and equivalents, end of period                              $    96,685    $   106,882    $ 3,396,372    $   283,038
                                                                 ===========    ===========    ===========    ===========

Supplemental disclosure of cash flow information
        Income taxes paid                                           $ 30,300       $ 28,661    $     8,594    $    29,610
                                                                 ===========    ===========    ===========    ===========

       The accompanying notes are an integral part of these consolidated financial statements.

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997
                            AND THE NINE MONTHS ENDED
                     SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

1     The Company

      Organization

      Wall Street Strategies Corporation (the "Company"), formerly Vacation Emporium Corporation, was originally formed as a Nevada corporation on April 2, 1999, and is the surviving entity in a merger with its then corporate parent, The Vacation Emporium International, Inc., a Colorado corporation formed under the name Rising Sun Capital Ltd. on May 12, 1988.

      Reverse acquisition

      Effective September 23, 1999, the Company acquired all of the outstanding common stock of Wall Street Strategies, Inc. ("WSSI"), a Delaware corporation, pursuant to an Agreement and Plan of Share Exchange (the "Exchange Agreement") dated July 30, 1999.

      Under the terms of the Exchange Agreement, the Company issued to the sole shareholder of WSSI, 9,455,898 shares of the Company's common stock in exchange for all of the issued and outstanding common stock of WSSI. This issuance represented approximately 53.84% of the post-merger issued and outstanding common shares of the Company. For accounting purposes, this transaction has been treated as an acquisition of the Company by WSSI and as a re-capitalization of WSSI. The acquisition of the Company by WSSI has been recorded based on the fair value of the Company's net tangible assets, which consisted of cash of $13,350. The Company prior to the acquisition was an inactive shell Company. The historical financial statements prior to September 23, 1999 are those of WSSI. Since this transaction is in substance a recapitalization of WSSI and not a business combination, pro forma information is not presented. All costs associated with this transaction have been expensed.

      In connection with, and in contemplation of this transaction, on July 30, 1999, the Company sold 1,258,205 shares of common stock for $.0025 per share to certain key employees of WSSI, and to two other individuals who entered into employment agreements with the Company. These shares were placed in escrow and are subject to repurchase by the Company over a period of time at the same purchase price of $.0025 if the individuals' employment is terminated for cause. Additionally, on September 23, 1999, the Company completed the sale of 600,000 shares of common stock at $5.00 per share in a private placement to certain accredited investors (Note 5).

      Business

      The Company, through its subsidiary (WSSI), provides investment research and related information services for individual and institutional investors and financial professionals. WSSI, which was founded in 1991, has historically delivered its products and services, including financial and market information, analysis, advice and commentary, to subscribers through a variety of media including telephone, facsimile, e-mail, audio recordings, newsletters and traditional mail.

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997
                            AND THE NINE MONTHS ENDED
                     SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

2     Significant accounting policies

      Principles of consolidation

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, WSSI. All significant intercompany transactions and balances have been eliminated in consolidation.

      Interim financial information

      The unaudited balance sheet as of September 30, 1999, the unaudited consolidated statements of operations and cash flows for the nine months ended September 30, 1999 and 1998 and the unaudited consolidated statement of shareholders' equity for the nine months ended September 30, 1999 have been prepared by the Company and in the opinion of management include all adjustments consisting only of normal recurring accruals, which management considers necessary for the fair presentation of the financial statements for such periods. The Company's results of operations for the nine months ended September 30, 1999, are not necessarily indicative of results that may be expected for any other future interim periods or for the year ending December 31, 1999.

      Concentrations and fair value of financial instruments

      Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments, trade receivables and marketable securities. At December 31, 1998, the Company's cash investments are held at various financial institutions, which limits the amount of credit exposure to any one financial institution. The Company's trade receivables represent amounts due from a large number of customers who are disbursed among numerous industries and locations, which limits the amount of credit risk. Concentrations of credit risk with respect to marketable securities are limited due to the Company's varied portfolio, which limits the amount of credit exposure to any one particular investment. Unless otherwise disclosed, the fair value of financial instruments approximates their recorded values.

      Cash and cash equivalents

      The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

      Marketable securities

      Marketable securities, which are classified as "available for sale," are valued at fair market value. Unrealizable gains or losses are recorded net of income taxes as "accumulated other comprehensive income" in shareholders' equity, whereas realized gains and losses are recognized in the Company's statements of operations using the first-in, first-out method.

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997
                            AND THE NINE MONTHS ENDED
                     SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

2     Significant accounting policies (continued)

      Property, equipment and depreciation

      Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to operations at the time the expense is incurred. Expenditures determined to represent additions are capitalized.

      Income taxes

      The Company accounts for income taxes using the liability method which requires the determination of deferred tax assets and liabilities based on the differences between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse. The net deferred tax asset is adjusted by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

      The Company has net deferred tax assets arising principally from stock compensation expenses, deferred subscription income and deferred commission expense. The Company has fully reserved their net deferred tax assets due to the uncertainty of their utilization.

      Revenue recognition

      The Company provides investment research and related information services through subscription agreements with its customers for periods which generally range in length from one month to one year. Subscription income is earned ratably over the term of the agreement. The unearned portion of such income is reflected as Deferred subscription income in the accompanying consolidated balance sheets. The Company also defers the accompanying commission expense related to the deferred subscription income in the accompanying consolidated balance sheets.

      Basic and diluted net income (loss) per common share

      The Company displays earnings per share in a dual presentation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share include the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

      The effects of the recapitalization and the issuance of the 1,285,205 shares of stock sold at $.0025 per share discussed in Note 1 have been given retroactive application in the earnings per share calculation. The common stock issued and outstanding with respect to the pre-merger shareholders has been included since the effective date of the merger. Outstanding stock options have not been considered in the computation of diluted per share amounts, since the effect of their inclusion would be antidilutive. Accordingly, basic and diluted earnings per share amounts are identical.

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997
                            AND THE NINE MONTHS ENDED
                     SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

2     Significant accounting policies (continued)

      Start-up and organization costs

      The Company accounts for start-up costs in accordance with Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"), issued by the American Institute of Certified Public Accountants. SOP 98-5 requires the cost of start-up activities, including organization costs, to be expensed as incurred.

      Stock based compensation

      The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its plans and recognizes non-cash compensation charges related to the intrinsic value of stock options granted to employees.

      Use of estimates

      The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

3     Marketable securities, available for sale

      Marketable securities, available for sale, consist of the following:

                                                         Unrealized     Market
                                              Cost       gain (loss)    value
                                           -----------  -----------   ----------
        December 31, 1998
           U.S. equity securities          $   124,136  $   (68,612)  $   55,524
                                           ===========  ===========   ==========

        September 30, 1999 (unaudited)
           U.S. equity securities          $   181,390  $   (48,927)  $  132,463
                                           ===========  ===========   ==========

      Changes in the unrealized gain (loss) on marketable securities, available for sale are reported as separate components of shareholders' equity.

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997
                            AND THE NINE MONTHS ENDED
                     SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

4     Property and equipment

      Property and equipment consists of the following:

                                                                  September 30,
                                                December 31,          1999
                                                    1998           (unaudited)
                                               --------------    -------------

        Furniture and fixtures                 $       26,655    $       26,655
        Computer and office equipment                  26,297            50,139
                                               --------------    --------------
                                                       52,952            76,794
        Less accumulated depreciation                 (36,705)          (46,686)
                                               --------------    --------------

                                               $       16,247    $       30,108
                                               ==============    ==============

5     Shareholders' equity

      Common stock issued

      On July 30, 1999, in contemplation of the acquisition by WSSI and the execution of the Exchange Agreement described in (Note 1), the Company entered into Subscription and Rights Agreements with ten individuals to purchase 1,258,205 shares of the Company's common stock for $0.0025 per share. These agreements, as amended and restated, provide as follows:

      o Eight individuals who are employees of WSSI purchased 380,000 shares for $0.0025 per share. These shares are subject to repurchase by the Company in declining increments over a two-year period at $0.0025 per share if employment is terminated for cause. The issuance of these shares has been valued at $5.8125 per share, the closing market price of the stock on September 23, 1999 as listed on the OTC Electronic Bulletin Board. The issuance gave rise to Unearned compensation in the amount of $2,207,800 at September 23, 1999 and is reflected in the accompanying consolidated statement of shareholders' equity. The compensation will be earned and charged to expense ratably over the two year escrow period and $21,171 has been expensed through September 30, 1999 and is included in the accompanying consolidated statements of operations.

      o The Company's Executive Vice President (who is also a director of the Company) purchased 526,923 shares for $0.0025 per share. Simultaneously with this transaction, the executive entered into a two-year employment agreement with the Company, which commenced on September 23, 1999, the date of the closing of the Company's acquisition. The executive granted to the Company the right to repurchase these shares, in declining increments, during the two-year period commencing September 23, 1999 if the executive's employment with the Company is terminated for cause. The repurchase right is at the same purchase price of $0.0025 per share. The issuance of these shares has been valued at $5.8125 per share, the closing market price of the stock on September 23, 1999 as listed on the OTC Electronic Bulletin Board. The issuance gave rise to Unearned compensation in the amount of

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997
                            AND THE NINE MONTHS ENDED
                     SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

5     Shareholders' equity (continued)

      Common stock issued (continued)

            $3,061,423 at September 23, 1999 and is reflected in the accompanying consolidated statement of shareholders' equity. One third (175,641) of the shares vested upon the closing of the Merger transaction on September 23, 1999 and accordingly $1,020,474 of compensation was earned and charged to expense in the accompanying consolidated statement of operations. The balance of the Unearned compensation ($2,040,949) will be earned and charged to expense ratably over the two year escrow period and $19,571 has been expensed through September 30, 1999 and is included in the accompanying consolidated statement of operations.

            In accordance with the terms of the executive's employment agreement (Note 8), the Company granted the executive an option under its 1996 Compensatory Stock Option Plan to acquire 351,282 shares of the Company's common stock at an exercise price of $3.50 per share. The options begin to vest after six months and then vest in six equal quarterly increments over an eighteen month period provided the executive's employment is not terminated. The intrinsic value of these options were measured using the share price of $5.8125 on September 23, 1999 and accounted for as compensatory options in accordance with APB Opinion No. 25 and gave rise to Unearned compensation in the amount of $812,340 at September 23, 1999 and is reflected in the accompanying consolidated statement of shareholders' equity. The Unearned compensation will be earned and charged to expense ratably over the two year vesting period of the options and $7,790 has been expensed through September 30, 1999 and is included in the accompanying consolidated statements of operations.

      o The Company's Chief Operating Officer purchased 351,282 shares for $0.0025 per share. Simultaneously with this transaction, the executive entered into a three-year employment agreement with the Company, which commenced on October 1, 1999. The executive granted to the Company the right to repurchase up to 263,461 of these shares, in declining increments, during the period commencing October 1, 1999 through April 7, 2000 if the executive's employment with the Company is terminated for cause. The repurchase right is at the same purchase price of $0.0025 per share. The issuance of these shares has been valued at $5.8125 per share, the closing market price of the stock on September 23, 1999 as listed on the OTC Electronic Bulletin Board. The issuance gave rise to Unearned compensation in the amount of $2,040,948 at September 23, 1999 and is reflected in the accompanying consolidated statement of shareholders' equity. One fourth (87,821) of the shares vested upon the closing of the Merger transaction on September 23, 1999 and accordingly $510,460 of compensation was earned and charged to expense in the accompanying consolidated statement of operations. The balance of the Unearned compensation ($1,530,488) will be earned and charged to expense ratably through April 7, 2000, the escrow period, and $54,383 has been expensed through September 30, 1999 and is included in the accompanying consolidated statement of operations.

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997
                            AND THE NINE MONTHS ENDED
                     SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

5     Shareholders' equity (continued)

      Common stock issued (continued)

            In accordance with the terms of the executive's employment agreement (Note 8), the Company granted the executive an option under its 1996 Compensatory Stock Option Plan to acquire 526,923 shares of the Company's common stock at an exercise price of $3.50 per share. The options vest in nine consecutive equal quarterly annual installments commencing on the nine month anniversary of the agreement over a twenty seven month period provided the executive's employment is not terminated. The intrinsic value of these options were measured using the share price of $5.8125 on September 23, 1999 and accounted for as compensatory options in accordance with APB Opinion No.25 and gave rise to Unearned compensation in the amount of $1,218,509 at September 23, 1999 and is reflected in the accompanying consolidated statement of shareholders' equity. The Unearned compensation will be earned and charged to expense ratably over the three year vesting period of the options and $7,790 has been expensed through September 30, 1999 and is included in the accompanying consolidated statement of operations.

      o In contemplation of the acquisition of WSSI (Note 1), on September 23, 1999 the Company completed the sale of 600,000 shares of common stock for $5.00 per share to accredited investors in accordance with the terms of a private placement offering.

6     Stock option plans

      The Company has adopted two separate stock option plans that provide for the grant of options and other forms of incentive awards to selected officers, employees, directors and consultants of the Company. The purpose of these plans is to promote the growth of the Company by enabling the Company to attract and retain the best available persons for positions of substantial responsibility and to provide certain key employees with additional incentives and to contribute to the success of the Company. The Company's Board of Directors administers both plans.

      1996 Compensatory Stock Option Plan

      The Company's 1996 Compensatory Stock Option Plan ("1996 Plan") was adopted by the Board of Directors and approved by the Company's stockholders in October 1996. Options to purchase a maximum of 2,000,000 shares of common stock may be granted under the 1996 Plan. The 1996 Plan has a term of ten years and no options may be granted after expiration. On December 7, 1999, the Company's Board of Directors determined that, after the grants discussed below, no further awards will be made under the 1996 Plan.

      The 1996 Plan provides for the grant of options that are not intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code, as amended. Under the terms of the 1996 Plan, the exercise price of the options must be at least 85% of the fair market value of the Company's common stock on the date of grant. Options granted shall expire no later than ten years after the date of grant.

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997
                            AND THE NINE MONTHS ENDED
                     SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

6     Stock option plans (continued)

      1996 Compensatory Stock Option Plan (continued)

      During 1999, the Company granted to officers, directors, key employees and advisors, options to purchase 1,153,205 shares of common stock under the 1996 Plan. The options were issued as follows: (i) 878,205 options were granted to two of the Company's executive officers as discussed in (Note
      5) (ii) 200,000 options were granted to two of the Company's directors which are exercisable at $3.50 per share and vested immediately, and (iii) 75,000 options were granted to the Company's Advisory Board members which are exercisable at $3.50 per share and vested immediately.

      The intrinsic value of 200,000 options granted to the directors' were measured using the share price of $5.8125 per share on September 23, 1999 and accounted for as compensatory options in accordance with APB Opinion No.25 and gave rise to earned compensation in the amount of $462,500 on that date. The 75,000 options granted to the Company's Advisory Board members (non-director advisors) were valued in accordance with SFAS 123 on September 23, 1999 and gave rise to earned compensation in the amount of $276,285 on that date.

      1999 Incentive Stock Program

      The Company's 1999 Incentive Stock Program ("1999 Program") was adopted by the Board of Directors and approved by the stockholders during 1999. The 1999 Program permits the granting of stock options, including incentive stock options, stock appreciation rights with or without stock options and restricted stock grants.

      The actual number of shares that may be issued or transferred under the 1999 Program is 5,000,000 subject to certain adjustments. The maximum number of shares for which options and stock appreciation rights may be granted under the 1999 Program to any person during any calendar year is 300,000.

      On December 7, 1999, the Company granted to its officers and key employees options to purchase 945,000 shares of common stock under the 1999 Program. Each of these grants are exercisable at $4.00 per share and vest over two years commencing on the date of issuance.

      The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company applies APB Opinion No. 25, "Accounting for Stock issued to Employees," and related interpretations in accounting for its plan and recognizes non cash compensation charges related to the intrinsic value of stock options granted to employees. If the Company had elected to recognize compensation expense based upon the fair value at the date of grant for awards under these plans, consistent with the methodology prescribed by SFAS 123, the effect on the Company's net loss would be as follows:

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997
                            AND THE NINE MONTHS ENDED
                     SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

6     Stock option plans (continued)

      1999 Incentive Stock Program (continued)

                                                                 Nine months
                                                                     ended
                                                                 September 30,
                                                                     1999
           Net loss
               As reported                                     $   (2,120,084)
               Pro forma                                       $   (2,603,025)

      The fair value of Company common stock options granted to employees during the nine months ended September 30, 1999 approximated $961,000 and was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) 90% expected volatility, (2) risk-free interest rate of 5.79% and (3) expected lives of five years.

7     Retirement plans

      In January 1996, WSSI adopted a profit sharing plan whereby contributions to the plan are made at the discretion of management and no contributions are made by employees. During 1998, the Company provided for a $150,000 contribution to the plan which was paid into the plan's trust in October 1999.

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997
                            AND THE NINE MONTHS ENDED
                     SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

8     Commitments and contingencies

      Leases

      On November 23, 1999, the Company entered into a ten year lease agreement for office space located in New York City commencing in 2000. The lease provides for annual payments of $253,680 per annum for the first three years; $270,592 per annum for the next three years and $287,504 per annum for the remainder of the lease term.

      Approximate future minimum required lease payments, not including operating escalations or other charges are as follows:

           Year ending December 31,
               2000                                                $    254,000
               2001                                                     254,000
               2002                                                     254,000
               2003                                                     271,000
               2004                                                     271,000
               Thereafter                                             1,422,000
                                                                   ------------

                                                                   $  2,726,000
                                                                   ============

      Rent expense under the Company's existing lease amounted to $42,068 and $24,825 for the years ended December 31, 1998 and 1997 and $59,395 and $21,519 for the nine months ended September 30, 1999 and 1998 (unaudited).

      Employment agreements

      In conjunction with, and in contemplation of the Exchange Agreement discussed in (Note 1), the Company entered into employment agreements with its key executives as follows:

      o A three year agreement with the Company's President and largest shareholder who was formerly the sole shareholder of WSSI prior to the acquisition by the Company. The agreement provides for a base salary of $250,000 per annum with annual bonuses up to $250,000 dependent upon specified revenue targets. The agreement may be terminated by mutual consent or by the Company for cause.

      o A three year agreement with the Company's Chief Operating Officer which provides for a base salary of $175,000 and an annual bonus of up to 40% of base salary dependent upon specified revenue targets. The agreement also provides for the issuance of options under the 1996 Plan to acquire 526,923 shares of the Company's common stock (Note 5). This agreement may be terminated by mutual consent or by the Company for cause.

                       WALL STREET STRATEGIES CORPORATION
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997
                            AND THE NINE MONTHS ENDED
                     SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

8     Commitments and contingencies (continued)

      Employment agreements (continued)

      o A two year agreement with the Company's Executive Vice President which provides for a base salary of $125,000 and an annual bonus of up to 40% of base salary dependent upon specified revenue targets. The agreement also provides for the issuance of options under the 1996 Plan to acquire 351,282 shares of the Company's common stock (Note 5). This agreement may be terminated by mutual consent or by the Company for cause.

      Consulting agreements

      o In August 1999, the Company formed an Advisory Board to provide the Company with assistance in meeting its overall business objectives. The Advisory Board currently consists of five members who were each granted options under the 1996 Program to acquire 15,000 shares of the Company's common stock for $3.50 per share (Note 6).

      o On September 23, 1999, the Company entered into a two year consulting agreement with Sigma Limited, S.A., a Swiss company where the Company's Chairman is a consultant. The agreement provides for an annual fee of $50,000 plus a non-accountable expense allowance of $35,000 per annum.

      o On September 23, 1999, the Company entered into a one year consulting agreement with Corporate Communications Network, Inc. whereby they will provide the Company with regular and customary public relations and strategic advisory services. The Agreement provides for an annual fee of $50,000, payable in equal monthly payments over the term of the Agreement.

      Regulatory matters

      On August 11, 1999, the Company and its President reached an agreement with the Securities and Exchange Commission in connection with certain disclosures regarding the Company's relationship with a company being recommended for purchase. The settlement calls for a consent injunction prohibiting violations of Section 17(b) and the payment of civil penalties of $10,000 and $25,000, respectively. The Company's costs associated with this matter have been included in the accompanying consolidated statement of operations.

                                    PART III

                         See the attached Exhibit Index.

                                   SIGNATURES

            In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

February 14, 2000

                                            WALL STREET STRATEGIES CORPORATION


                                            By: /s/ Charles V. Payne
                                                --------------------------------
                                                Charles V. Payne, President

                                  EXHIBIT INDEX

EXHIBIT NUMBER    DESCRIPTION

      2.1 Agreement and Plan of Share Exchange dated July 30, 1999, by and between Charles V. Payne and Registrant

      3.1         Certificate of Incorporation

      3.2         Articles and Certificate of Merger

      3.3         Certificate of Amendment of Certificate of Incorporation

      3.4         By-laws as currently in effect

      4.1         Specimen Common Stock Certificate

      4.2         1996 Compensatory Stock Option Plan

      4.3         1999 Incentive Program

      10.1 Agreement of Lease dated as of July 1, 1998, between 130 William LLC and Wall Street Strategies, Inc.*

      10.2 Agreement of Lease dated as of November 23, 1999, between Praedium II Broadstone LLC and Wall Street Strategies, Inc.

      10.3 Registration Rights Agreement dated as of September 23, 1999, by and among the Registrant and Charles Payne

      10.4 Voting Agreement dated September 23, 1999, by and among Charles Payne, Registrant, Sigma Limited, S.A., Ian Rice and Corporate Communications Network, Inc.

      10.5 Employment Agreement dated September 23, 1999, among Wall Street Strategies, Inc., Registrant and Charles Payne

      10.6 Employment Agreement dated July 30, 1999, by and between Registrant and David McCallen

      10.7 Employment Agreement dated July 30, 1999, by and between Registrant and Shawn Baldwin

      10.8 Amended and Restated Subscription and Rights Agreement dated July 30, 1999, by and between the Registrant and David McCallen

      10.9        Amended and Restated Subscription and Rights Agreement dated
                  July

                  30, 1999, by and between the Registrant and Shawn Baldwin

      10.10 Form of Subscription and Rights Agreement by and between Registrant and Subscriber

      10.11 Amended and Restated Escrow Agreement dated July 30, 1999, by and among Registrant, David McCallen and Escrow Agent

      10.12 Amended and Restated Escrow Agreement dated July 30, 1999, by and among Registrant, Shawn Baldwin and Escrow Agent

      10.13 Form of Escrow Agreement by and among Registrant, the Subscribers for shares of Registrant's common stock and Escrow Agent

      10.14 Stock Option Agreement dated July 30, 1999, by and between the Registrant and David McCallen

      10.15 Form of Advisor Agreement between the Registrant and each member of the Advisory Board

      10.16       Form of Stock Option Agreement (Advisor)

      10.17 Consulting Agreement dated as of September 23, 1999, by and between the Registrant and Sigma Limited, S.A.

      10.18 Market Access Program Marketing Agreement dated January 26, 2000, by and between Continental Capital & Equity Corporation and the Registrant

      10.19 Engagement Letter dated December 23, 1999, by and between the Registrant and Joseph Charles & Assoc., Inc.*

      27.1        Financial Data Schedule


      * To be filed by amendment